Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

among

SIRIUS XM HOLDINGS INC.,

WHITE OAKS ACQUISITION CORP.,

and

PANDORA MEDIA, INC.

Dated as of September 23, 2018

i

Annex A – Certificate of Incorporation of the New Holding Company

Annex B – Bylaws of the New Holding Company

INDEX OF DEFINED TERMS

(OTHER THAN TERMS DEFINED IN SECTION 8.16)

Agreement	Preamble
Alternative Acquisition Agreement	Section 5.5(c)
Alternative Reverse Subsidiary Merger	Section 5.16(c)
Book-Entry Shares	Section 2.2
Cancelled Shares	Section 2.1(a)(ii)
Capital Expenditure Budget	Section 5.1(j)
Certificate	Section 2.2
Certificate of Conversion	Section 1.1(c)
Certificate of Merger	Section 1.3(b), Section 1.3(a)
Certificate of Sirius XM Radio Merger	Section 1.3(c)
Change of Recommendation	Section 5.5(f)
Closing	Section 1.2
Closing Date	Section 1.2
Company	Preamble
Company Disclosure Letter	Article III Preamble
Company Indemnified Party	Section 5.9(a)
Company Material Contracts	Section 3.16(b)
Company Negotiation Period	Section 5.5(g)(iii)
Company Performance Award	Section 2.8(c)(i)
Company Recommendation	Section 3.3(b)
Company RSU	Section 2.8(b)(i)
Company SEC Documents	Section 3.5(a)
Company Stock Option	Section 2.8(a)(i)
Company Termination Fee	Section 7.3(b)
Confidentiality Agreement	Section 5.3(b)
Content Rights	Section 3.10(a)(i)
Continuing Employees	Section 5.10(a)
Conversion	Section 1.1(c)

Conversion Effective Time	Section 1.1(c)
Converted Parent Option	Section 2.8(a)(i)
Converted Parent Performance Award	Section 2.8(c)(i)
Converted Parent RSU	Section 2.8(b)(i)
D&O Insurance	Section 5.9(b)
DGCL	Section 1.1(b)
Effective Time	Section 1.3(b)
Environmental Laws	Section 3.15
ESPP	Section 2.8(e)
Exchange Agent	Section 2.3(a)
Exchange Fund	Section 2.3(b)
Exchange Ratio	Section 2.1(b)(i)
Excluded Shares	Section 2.1(b)(i)
Go-Shop Termination Fee	7.1(a)
Holdco Merger Sub	Section 1.1(a)
Holding Company Merger	Section 1.1(b)
Holding Company Merger Effective Time	Section 1.3(a)
Infringe	Section 3.14(b)
Insurance Amount	Section 5.9(b)
Intervening Event	5.5(h)(ii)
Intervening Event Notice	5.5(h)(iii)
IP Safe Harbors	Section 3.14(c)
Leases	Section 3.16(a)
Merger	Section 1.1(d)
Merger Consideration	Section 2.1(b)(i)
Merger Sub	Preamble
New Holdco Company	Section 1.1(a)
New Holding Company Common Stock	Section 2.1(a)(i)
New Holding Company Preferred Stock	Section 2.1(a)(iii)
No-Shop Period Start Date	5.5(a)
Outside Date	Section 7.1(b)(ii)
Parent	Preamble
Parent Disclosure Letter	Article IV Preamble
Parent SEC Documents	Section 4.5(a)

Party or Parties	Preamble
Proposal Documents	5.5(e)
Sirius XM Radio Merger	Section 1.1(e)
Sirius XM Radio Merger Effective Time	Section 1.3(c)

Superior Proposal Notice	Section 5.5(g)(ii)
Surviving Company	Section 1.1(b)

v

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

This AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, dated as of September 23, 2018 (this “Agreement”), is made and entered into by and among Sirius XM Holdings Inc., a Delaware corporation (“Parent”), White Oaks Acquisition Corp., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and Pandora Media, Inc., a Delaware corporation (the “Company”). Parent, Merger Sub and the Company are referred to individually as a “Party” and collectively as the “Parties.”

Recitals

WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have each determined it is advisable to engage in the transactions contemplated hereby;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Holding Company Merger and the Conversion, taken together, qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and the rules and regulations promulgated thereunder, and this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g);

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger and the Sirius XM Radio Merger, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the rules and regulations promulgated thereunder, and this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g); and

WHEREAS, Parent, the Company and Merger Sub desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1. The Restructuring.

(a) Prior to the Closing, (i) the Company shall form a Delaware corporation as a wholly owned subsidiary of the Company (the “New Holding Company”) and (ii) the New Holding Company shall form a Delaware corporation as a wholly owned subsidiary of the New Holding Company (“Holdco Merger Sub”). Except for obligations or liabilities incurred, or activities, agreements or arrangements engaged, in connection with its incorporation and the transactions contemplated by this Agreement, the New Holding Company and Holdco Merger Sub will not have incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.

(b) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Closing, Holdco Merger Sub shall be merged with and into the Company (the “Holding Company Merger”), whereupon the separate existence of Holdco Merger Sub will cease and the Company shall continue as the surviving corporation (following the conversion set forth below, the “Surviving Company”). As a result of the Holding Company Merger, the Company shall become a wholly-owned Subsidiary of the New Holding Company.

(c) Immediately after the Holding Company Merger Effective Time (as defined below), the Company shall be converted into a limited liability company formed under the Delaware Limited Liability Company Act by filing with the Secretary of State of the State of Delaware a certificate of conversion (the “Certificate of Conversion”), executed in accordance with the relevant provisions of the DGCL and the Delaware Limited Liability Company Act. The conversion of the Company to a limited liability company (the “Conversion”) shall become effective at the time that the Certificate of Conversion has been duly filed with the Secretary of State of the State of Delaware, or at such later time on the Closing Date as Parent and the Company shall agree and specify in the Certificate of Conversion (the time the Conversion becomes effective, the “Conversion Effective Time”).

(d) Immediately after the Conversion Effective Time, upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time (as defined below), Merger Sub shall be merged with and into the New Holding Company (the “Merger”), whereupon the separate existence of Merger Sub will cease and New Holding Company shall continue as the surviving corporation. As a result of the Merger, the New Holding Company shall become a wholly-owned Subsidiary of Parent.

(e) Immediately after the Effective Time, upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Sirius XM Radio Merger Effective Time (as defined below), the New Holding Company shall be merged with and into Sirius XM Radio Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Sirius XM Radio” and the merger described in the immediately preceding sentence, the “Sirius XM Radio Merger”), whereupon the separate existence of New Holding Company will cease and Sirius XM Radio shall continue as the surviving corporation.

Section 1.2. Closing. The closing of the transactions contemplated by Section 1.1 (the “Closing”) shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, at 9:00 a.m., New York City time, no later than the second Business Day following the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction of such conditions or waiver of those conditions), or at such other place, time and date as may be agreed to by Parent and the Company. The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 1.3. Effective Time.

(a) On the Closing Date, the Company shall file with the Secretary of State of the State of Delaware the certificate of merger relating to the Holding Company Merger

(the “Certificate of Holding Company Merger”), executed in accordance with the relevant provisions of the DGCL. The Holding Company Merger shall become effective at the time that the Certificate of Holding Company Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time on the Closing Date as Parent and the Company shall agree and specify in the Certificate of Holding Company Merger (the time the Holding Company Merger becomes effective, the “Holding Company Merger Effective Time”). Following the Holding Company Merger Effective Time and prior to the Sirius XM Radio Merger Effective Time, the New Holding Company shall take no actions other than as set forth in this Agreement.

(b) Immediately following the Conversion Effective Time, the Company shall file with the Secretary of State of the State of Delaware the certificate of merger relating to the Merger (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time on the Closing Date (and after both the Holding Company Merger Effective Time and Conversion Effective Time) as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).

(c) Immediately following the Effective Time, the New Holding Company shall file with the Secretary of State of the State of Delaware the certificate of merger relating to the Sirius XM Radio Merger (the “Certificate of Sirius XM Radio Merger”), executed in accordance with the relevant provisions of the DGCL. The Sirius XM Radio Merger shall become effective at the time that the Certificate of Sirius XM Radio Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time on the Closing Date as Parent and the Company shall agree and specify in the Certificate of Sirius XM Radio Merger (the time the Sirius XM Radio Merger becomes effective, the “Sirius XM Radio Merger Effective Time”).

Section 1.4. Effects of the Merger.

(a) At and after the Holding Company Merger Effective Time, the Holding Company Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Holding Company Merger Effective Time, the surviving corporation to such merger shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of the Company and Holdco Merger Sub, all as provided under the DGCL.

(b) At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, the surviving corporation to the Merger shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of the New Holding Company and Merger Sub, all as provided under the DGCL.

(c) At and after the Sirius XM Radio Merger Effective Time, the Sirius XM Radio Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Sirius XM

Radio Merger Effective Time, Sirius XM Radio shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of Sirius XM Radio and the New Holding Company, all as provided under the DGCL.

Section 1.5. Organizational Documents.

(a) Immediately prior to the Holding Company Merger: (i) the certificate of incorporation of the New Holding Company shall be amended and restated in its entirety to be the same (except for the name and incorporator of the company) as the certificate of incorporation of the Company as in effect immediately prior to the Holding Company Merger Effective Time, and as so amended shall be the certificate of incorporation of the New Holding Company until thereafter amended in accordance with applicable Law and (ii) the bylaws of the New Holding Company shall be amended and restated to be the same (except for the name of the company) as the bylaws of the Company as in effect immediately prior to the Holding Company Merger Effective Time, and as so amended shall be the bylaws of the New Holding Company until thereafter amended in accordance with applicable Law.

(b) By virtue of the Holding Company Merger: (i) the certificate of incorporation of the Company shall be amended and restated as of the Holding Company Merger Effective Time so as to read in its entirety as set forth in Annex A, and as so amended shall be the certificate of incorporation of the Company until thereafter amended in accordance with applicable Law and (ii) the bylaws of the Company shall be amended and restated as of the Holding Company Merger Effective Time so as to read in its entirety as set forth in Annex B, and as so amended shall be the bylaws of the Company until thereafter amended in accordance with applicable Law. At the Conversion Effective Time, New Holding Company and the Surviving Company shall enter into a limited liability company agreement, to be reasonably agreed by the parties, in a form customary for a single member, member-managed limited liability company, with indemnification and exculpation provisions in accordance with Section 5.9.

(c) By virtue of the Merger: (i) the certificate of incorporation of the New Holding Company shall be amended and restated so as to read in its entirety as set forth in Annex A (except for the name of the company and the incorporator), and as so amended and restated shall be the certificate of incorporation of the surviving corporation of the Merger until thereafter amended in accordance with applicable Law and (ii) the bylaws of the New Holding Company shall be amended and restated so as to read in its entirety as set forth in Annex B (except for the name of the company), and as so amended and restated shall be the bylaws of the surviving corporation of the Merger until thereafter amended in accordance with applicable law.

(d) Immediately following the Sirius XM Radio Merger Effective Time: (i) the certificate of incorporation of Sirius XM Radio, as of immediately prior to the Sirius XM Radio Merger Effective Time, shall be the certificate of incorporation of the surviving corporation of the Sirius XM Radio Merger until thereafter amended in accordance with applicable Law and (ii) the bylaws of Sirius XM Radio, as of immediately prior to the Sirius XM Radio Merger Effective Time, shall be the bylaws of the surviving corporation of the Sirius XM Radio Merger until thereafter amended in accordance with applicable Law.

Section 1.6. Directors and Officers of the Surviving Corporation.

(a) The parties shall take all requisite actions necessary so that the directors and officers of the Company immediately prior to the Holding Company Merger Effective Time shall be the directors and officers of the Company following the Holding Company Merger until the Conversion Effective Time.

(b) The parties shall take all requisite actions necessary so that the directors and officers of the Company immediately prior to the Holding Company Merger Effective Time shall be the directors and officers of the New Holding Company from the Holding Company Merger Effective Time until the Sirius XM Radio Merger Effective Time.

(c) The directors and officers of Sirius XM Radio immediately prior to the Sirius XM Radio Merger shall the directors and officers of Sirius XM Radio immediately after the Sirius XM Radio Merger Effective Time, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.7. Further Assurances. Each of Parent and the Company shall, and shall cause their applicable subsidiaries (including Sirius XM Radio, Merger Sub, the New Holding Company and Holdco Merger Sub, as applicable) to, cooperate with the other party and execute such documents, adopt such resolutions and written consents and take such other actions as are reasonably necessary to give effect to the transactions contemplated by this Article I in accordance with the terms of this Agreement, and each shall provide drafts of any such documents, resolutions and written consents for review and comment by the other party. Prior to the Closing, the New Holding Company, Holdco Merger Sub and Sirius XM Radio shall each execute a joinder to this Agreement and each shall become a party hereto.

ARTICLE II

CONSIDERATION

Section 2.1. Effect on Capital Stock.

(a) At the Holding Company Merger Effective Time, by virtue of the Holding Company Merger and without any action on the part of the New Holding Company, Holdco Merger Sub, the Company or any holder of any shares of Company Capital Stock:

(i) each share of Company Common Stock issued and outstanding immediately prior to the Holding Company Merger Effective Time (other than the Cancelled Shares) shall be converted into one validly issued, fully paid and non-assessable share of common stock of the New Holding Company (“New Holding Company Common Stock”);

(ii) each share of Company Common Stock owned by the Company (including shares held as treasury stock or otherwise) immediately prior to the Effective Time shall be automatically cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor (the “Cancelled Shares”);

(iii) each share of Company Preferred Stock shall be converted into one share of preferred stock of the New Holding Company, having the same terms and conditions as immediately prior to the Holding Company Merger Effective Time (other than such changes as required to evidence that the issuer of such preferred shares shall be the New Holding Company) (“New Holding Company Preferred Stock”); and

(iv) each share of capital stock of Holdco Merger Sub issued and outstanding immediately prior to the Holdco Merger Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock of the Company (which shares shall all be owned by the New Holding Company), as the surviving corporation in the Holding Company Merger.

(b) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the New Holding Company or any holder of any shares of New Holding Company capital stock:

(i) each share of New Holding Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of New Holding Company Common Stock held by any Parent Subsidiary (the “Excluded Shares”)) shall be converted into the right to receive 1.44 (the “Exchange Ratio”) validly issued, fully paid and non-assessable shares of Parent Common Stock (the “Merger Consideration”); and

(ii) each Excluded Share shall remain issued and outstanding and shall be unaffected by the Merger;

(iii) each share of New Holding Company Preferred Stock shall remain issued and outstanding and shall be unaffected by the Merger; and

(iv) each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become a number of validly issued, fully paid and non-assessable shares of New Holding Company Common Stock (which shares shall all be owned by Parent) equal to the quotient of (x) the number of outstanding shares of New Holding Company Common Stock immediately prior to the Effective Time (other than any Excluded Shares) and (y) the number of outstanding shares of Merger Sub capital stock immediately prior to the Effective Time.

(c) At the Sirius XM Radio Merger Effective Time, by virtue of the Sirius XM Radio Merger and without any action on the part of Sirius XM Radio, the New Holding Company or any holder of any shares of the New Holding Company capital stock:

(i) each share of Sirius XM Radio issued and outstanding immediately prior to the Sirius XM Radio Merger Effective Time shall remain issued and outstanding and shall be unaffected by the Sirius XM Radio Merger; and

(ii) each share of capital stock of the New Holding Company issued and outstanding immediately prior to the Sirius XM Radio Merger Effective Time (including the shares of New Holding Company Preferred Stock) shall be cancelled for no consideration.

Section 2.2. Stock Certificates and Book-Entry Shares. From and after the Holding Company Merger Effective Time, all stock certificates that previously represented shares of Company Common Stock and any shares of Company Common Stock held in book-entry form shall represent the shares of New Holding Company Common Stock into which the shares represented by such certificates or such book entry shares were converted in the Holding Company Merger until presented for transfer or exchange. At the Effective Time, all shares of New Holding Company Common Stock converted into the right to receive the Merger Consideration shall automatically be cancelled and shall cease to exist, and each holder of a certificate that immediately prior to the Holding Company Merger Effective Time represented any shares of Company Common Stock (a “Certificate”) or any such shares of Company Common Stock held in book entry form (“Book-Entry Shares”) shall, in each case, cease to have any rights with respect thereto, except the right to receive the Merger Consideration with respect to the shares of New Holding Company Stock into which such Company Common Stock was converted into pursuant to Section 2.1(a)(i), subject to compliance with the procedures set forth in Section 2.3.

Section 2.3. Exchange of Company Common Stock.

(a) Prior to the Effective Time, Parent shall enter into an exchange agreement (which shall be reasonably acceptable to the Company) with Parent’s transfer agent or another nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”).

(b) At or immediately prior to the Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent for the benefit of the holders of shares of New Holding Company Common Stock (other than holders of Cancelled Shares): (i) the number of shares of Parent Common Stock (in book-entry form) issuable pursuant to Section 2.1 and (ii) an amount of cash sufficient to pay the aggregate cash in lieu of fractional shares of Parent Common Stock payable in accordance with Section 2.4 (together with the shares of Parent Common Stock deposited pursuant to clause (i) above, the “Exchange Fund”).

(c) The cash portion of the Exchange Fund may be invested by the Exchange Agent as directed by Parent; provided that no such investment or loss thereon shall affect the amounts payable to holders of New Holding Company Common Stock pursuant to this Article II. If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall promptly deposit into the Exchange Fund the amount of cash required to fully satisfy such cash payment obligations. Except as provided for in this Agreement, the Exchange Fund shall not be used for any other purpose.

(d) Exchange Procedures for Certificates.

(i) Parent shall instruct the Exchange Agent to mail, as soon as reasonably practicable after the Closing Date, to each holder of record of a Certificate whose shares of Company Common Stock were converted into New Holding Company Common Stock and then converted into the right to receive the Merger Consideration: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in a form and have such customary provisions as Parent and the Company may reasonably agree prior to the Effective Time) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration.

(ii) Any holder of a Certificate shall be entitled to receive, upon surrender of such Certificate for cancellation to the Exchange Agent together with the letter of transmittal, duly executed by such holder, and such other documents as may reasonably be required by the Exchange Agent: (A) subject to Section 2.4, the aggregate Merger Consideration for the shares of New Company Common Stock that the Company Common Stock previously represented by such Certificate was converted into pursuant to Section 2.1(a)(i), (B) cash in lieu of fractional shares of Parent Common Stock payable in accordance with Section 2.4 and (C) any dividends or other distributions in respect of such whole number of shares of Parent Common Stock included in such aggregate Merger Consideration that the holder has a right to receive pursuant to Section 2.3(f). No interest shall be paid or accrue on any cash payable upon surrender of any Certificate and the Certificate so surrendered shall forthwith be cancelled.

(e) Exchange Procedures for Book-Entry Shares. Any holder of Book-Entry Shares shall not be required to deliver a Certificate, executed letter of transmittal or other documents in order to receive the Merger Consideration that such holder is entitled to receive in respect of such Book-Entry Shares (unless the Exchange Agent reasonably requires a letter of transmittal or other documents). The Exchange Agent shall pay and deliver to any such holder of Book-Entry Shares as promptly as practicable after the Effective Time (and following receipt by the Exchange Agent of any such documents so reasonably required, if any): (A) subject to Section 2.4, the aggregate Merger Consideration for the shares of New Company Common Stock that the Company Common Stock previously represented by such Book-Entry Shares was converted into pursuant to Section 2.1(a)(i), (B) cash in lieu of fractional shares of Parent Common Stock payable in accordance with Section 2.4 and (C) any dividends or other distributions in respect of such whole number of shares of Parent Common Stock included in such aggregate Merger Consideration that the holder has a right to receive pursuant to Section 2.3(f). No interest shall be paid or accrue on any cash payable upon exchange of the Book-Entry Shares and such Book-Entry Shares shall forthwith be cancelled.

(f) Distributions with Respect to Unexchanged Shares. Until a holder of a Certificate or Book-Entry Shares surrenders such Certificate or exchanges such Book-Entry Shares in accordance with this Article II, no dividends or other distributions with respect to Parent Common Stock that the holder of such Certificate or Book-Entry Shares is entitled to receive shall be paid to such holder. Upon such holder surrendering such Certificate or exchanging such Book-Entry Shares in accordance with this Article II, such holder shall be entitled to receive any dividends or other distributions with respect to such shares of Parent Common Stock with a record date after the Effective Time and payment date prior to the time such Certificate was surrendered or such Book-Entry Shares exchanged.

(g) Unclaimed Funds. Any portion of the Exchange Fund that remains undistributed to the former holders of New Holding Company Common Stock twelve (12) months after the Effective Time shall be delivered to the Surviving Company upon its demand therefor, and any former holder of New Holding Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to the Surviving Company for payment of its claim for the Merger Consideration in accordance with this Article II.

(h) Escheatment. None of Parent, Merger Sub, the Surviving Company or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash payable pursuant to this Agreement delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any Merger Consideration remaining unclaimed by former holders of New Holding Company Common Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the fullest extent permitted by applicable Law, become the property of the Surviving Company free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.4. Fractional Shares. No fractional shares (or scrip representing fractional shares) of Parent Common Stock shall be issued in connection with the Merger. Notwithstanding any other provision of this Agreement, each holder of shares of New Holding Company Common Stock who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares of Parent Common Stock that the holder of such Certificates and Book-Entry Shares is entitled to receive in respect of such Certificates and Book-Entry Shares surrendered or exchanged by such holder) shall receive, in lieu of such fraction of a share of Parent Common Stock, cash (without interest) in an amount determined by multiplying (i) such fraction of a share (rounded to the nearest one-thousandth when expressed in decimal form) by (ii) the Parent Measurement Price. No such holder shall be entitled to dividends, distributions, voting rights or any other rights in respect of any fractional share of Parent Common Stock.

Section 2.5. Certificates in Another Person’s Name. Any Person surrendering a Certificate that is not issued in the name of such Person shall only be entitled to receive the Merger Consideration in accordance with Section 2.3 for the shares of New Holding Company Common Stock that the Company Common Stock previously represented by such Certificate was converted into pursuant to Section 2.1(a)(i) if (a) such Certificate is properly endorsed (or Parent and the Exchange Agent are otherwise satisfied that such Person has properly transferred such Certificate), (b) the Person surrendering such Certificate pays any required transfer or other Taxes (or establishes to the satisfaction of Parent or the Exchange Agent that such Tax has been paid or is not applicable) and (c) such Person has otherwise complied with Section 2.3.

Section 2.6. Lost Certificates. Any Person claiming that a Certificate has been lost, stolen or destroyed shall only be entitled to receive the Merger Consideration in accordance with Section 2.3 for the shares of New Holding Company Common Stock that the Company Common Stock previously represented by such Certificate was converted into pursuant to

Section 2.1(a)(i) if such Person (a) provides an affidavit (reasonably acceptable to Parent and the Exchange Agent) that such Certificate has been lost, stolen or destroyed, (b) posts a bond (in such reasonable amount as Parent or the Exchange Agent may direct) as indemnity against any claim that may be made against Parent, the Exchange Agent or the Surviving Corporation with respect to such Certificate and (c) has otherwise complied with Section 2.3.

Section 2.7. No Further Transfers. After the Holding Company Merger Effective Time, (i) there shall be no further registration of transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time and (ii) there shall be no further registration of transfers on the stock transfer books of the New Holding Company of shares of New Holding Company Common Stock that are issued in connection with the Holding Company Merger. If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

Section 2.8. Company Stock Options and Other Stock-Based Awards. At the Holding Company Merger Effective Time, the Company Stock Options, the Company RSUs and the Company Performance Awards outstanding as of immediately prior thereto shall be adjusted to give effect to the conversion of shares of Company Common Stock as described in Section 2.1.

(a) Stock Options.

(i) At the Effective Time, each option to acquire shares of Company Common Stock granted under a Company Stock Incentive Plan that, as adjusted into an option to acquire New Holding Company Common Stock, is outstanding as of immediately prior to the Effective Time (whether vested or unvested) (each, a “Company Stock Option”) shall, without any further action on the part of any holder thereof, be assumed and converted into an option to purchase from Parent, a number of shares of Parent Common Stock (rounded down to the nearest whole share) determined by multiplying (x) the number of shares of New Holding Company Common Stock subject to such Company Stock Option as of immediately prior to the Effective Time by (y) the Exchange Ratio, at an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (1) the per share exercise price for the shares of New Holding Company Common Stock subject to such Company Stock Option as of immediately prior to the Effective Time by (2) the Exchange Ratio (each, as so adjusted, a “Converted Parent Option”).

(ii) Each Converted Parent Option shall have the same vesting schedule (including any potential acceleration of vesting as provided in the applicable Company Stock Incentive Plan, grant agreement under which the Company Option was originally granted or any applicable offer letter, employment agreement, severance agreement or severance plan or policy of the Company or a Company Subsidiary as in effect on the date of this Agreement and listed on Section 3.11(a) of the Company Disclosure Letter or granted in compliance with Section 5.1(k)(D)) and post-termination exercise period as the Company Stock Option as in effect as of immediately prior to the Effective Time and shall be subject to all of the material terms and conditions of the

Company Stock Incentive Plan under which the Company Stock Option was originally granted, to the extent administratively practicable; provided, that Parent shall convert Company Stock Options into Converted Parent Options in a manner intended to not cause the Converted Parent Options to be treated as the grant of a new stock right for purposes of Section 409A of the Code. Notwithstanding the foregoing, each Company Stock Option that is (x) outstanding as of immediately prior to the Effective Time and (y) has an exercise price per share that is equal to or greater than the Merger Consideration Closing Value, shall be cancelled as of the Effective Time without payment therefor and shall have no further force or effect.

(b) Restricted Stock Units.

(i) At the Effective Time, each right to receive one share of Company Common Stock granted under a Company Stock Incentive Plan in the form of “stock units” that, as adjusted into a right to receive New Holding Company Common Stock, is outstanding and unvested as of immediately prior to the Effective Time (each, a “Company RSU”) shall, without any further action on the part of any holder thereof, be assumed and converted into the right to receive a number of shares of Parent Common Stock (rounded down to the nearest whole share) determined by multiplying (x) the number of shares of New Holding Company Common Stock subject to such Company RSU as of immediately prior to the Effective Time by (y) the Exchange Ratio (each, as so adjusted, a “Converted Parent RSU”).

(ii) Each Converted Parent RSU shall have the same vesting schedule (including any potential acceleration of vesting as provided in the Company Stock Incentive Plan, grant agreement under which the Company RSU was originally granted or any applicable offer letter, employment agreement, severance agreement or severance plan or policy of the Company or a Company Subsidiary as in effect on the date of this Agreement and listed on Section 3.11(a) of the Company Disclosure Letter or granted in compliance with Section 5.1(k)(D)) and settlement date as the Company RSU and shall be subject to all of the material terms and conditions of the Company Stock Incentive Plan under which the Company RSU was originally granted, to the extent administratively practicable.

(c) Performance Awards.

(i) At the Effective Time, if the Merger Consideration Closing Value equals or exceeds $20.00 then, each right to receive one share of Company Common Stock granted under a Company Stock Incentive Plan in the form of “performance awards” that, as adjusted into a right to receive New Holding Company Common Stock, is outstanding and unvested as of immediately prior to the Effective Time (each, a “Company Performance Award”) shall, without any further action on the part of any holder thereof, (x) be converted into a time-vesting award, in accordance with the terms of the applicable grant agreement, which will vest in accordance with the vesting schedule set forth in the applicable grant agreement and (y) be assumed and converted into the right to receive a number of shares of Parent Common Stock (rounded down to the nearest whole share) determined by multiplying (A) the number of shares of

New Holding Company Common Stock subject to such Company Performance Award as of immediately prior to the Effective Time by (B) the Exchange Ratio (each, as so adjusted, a “Converted Parent Performance Award”). Each Converted Parent Performance Award shall have the same time-vesting schedule (including any potential acceleration of vesting as provided in the Company Stock Incentive Plan, grant agreement under which the Company Performance Award was originally granted or any applicable offer letter, employment agreement, severance agreement or severance plan or policy of the Company or a Company Subsidiary as in effect on the date of this Agreement and listed on Section 3.11(a) of the Company Disclosure Letter or granted in compliance with Section 5.1(k)(D)) and settlement date as the Company Performance Award and shall be subject to all of the material terms and conditions of the Company Stock Incentive Plan under which the Company RSU was originally granted, to the extent administratively practicable.

(ii) At the Effective Time, if the Merger Consideration Closing Value is less than $20.00 then, each Company Performance Award shall, without any further action on the part of any holder thereof, in accordance with the terms of the applicable grant agreement, be cancelled by the Company and forfeited.

(d) ESPP. The provisions of Section 2.8(a) shall not apply to any rights under the Company’s 2014 Employee Stock Purchase Plan (the “ESPP”). With respect to the ESPP, as soon as practicable following the date of this Agreement, the Company Board (or a committee thereof) will adopt resolutions or take other actions as may be required to provide that no further Offering Period (as defined in the ESPP) or Purchase Period (as defined in the ESPP) will commence pursuant to the ESPP after the date hereof. Prior to the Effective Time, the Company will take all action that may be necessary to, effective upon the consummation of the Merger: (A) cause any Purchase Period that would otherwise be outstanding at the Effective Time, if any, to be terminated no later than one Business Day prior to the date on which the Effective Time occurs; (B) make any pro rata adjustments that may be necessary to reflect the shortened Offering Period, but otherwise treat such shortened Offering Period as a fully effective and completed Purchase Period for all purposes pursuant to the ESPP; and (C) cause the exercise (as of no later than one (1) Business Day prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the ESPP. On such exercise date, if any, referred to in clause (C) of the preceding sentence, the Company will apply the funds credited as of such date pursuant to the ESPP within each participant’s payroll withholding account to the purchase of whole shares of Company Common Stock in accordance with the terms of the ESPP and will cause the remaining accumulated but unused payroll deductions to be distributed to the relevant participants without interest as promptly as practicable following such exercise date. Immediately prior to and effective as of the Holding Company Merger Effective Time (but subject to the consummation of the Holding Company Merger), the Company will terminate the ESPP.

(e) Registration of Converted Awards. Not later than the Closing Date, Parent shall have on file with the SEC a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the Securities Act, with respect to the shares of Parent Common Stock subject to the Converted Parent Options,

Converted Parent RSUs and, to the extent applicable, Converted Parent Performance Awards and shall distribute a prospectus relating to such registration statement, and Parent shall use reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as Converted Parent Options, Converted Parent RSUs and, to the extent applicable, Converted Parent Performance Awards remain outstanding.

(f) Further Actions. Prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, will adopt any resolutions and take any actions with respect to the Company Stock Incentive Plans and the award agreements thereunder as are reasonably necessary to give effect to the transactions contemplated by this Section 2.8, including (i) providing notice to each holder of a Company Option, Company RSU and/or Company Performance Award in a form reasonably acceptable to Parent of the treatment of the Company Options, Company RSUs and/or Company Performance Awards set forth in this Agreement; and (ii) satisfying all applicable requirements of Rule 16b-3(e) promulgated under the Exchange Act. The Company will provide Parent with drafts of, and a reasonable opportunity to review and comment upon (and the Company’s acceptance of Parent’s reasonable comments shall not be unreasonably withheld), all notices, resolutions and other written actions or communications as may be required to give effect to the provisions of this Section 2.8.

Section 2.9. Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number or class of shares by reason of any reclassification, stock split (including a reverse stock split), recapitalization or other similar transaction, or a stock dividend thereon shall be declared with a record date following the date hereof and on or prior to the Closing Date, then the Exchange Ratio and any other similarly dependent items in this Agreement, as the case may be, shall be appropriately adjusted to provide Parent and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.9 shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 2.10. Withholding. Notwithstanding anything in this Agreement to the contrary, Parent, the Surviving Company and the Exchange Agent (and any Affiliate thereof or any other withholding agent) shall be entitled to deduct and withhold from the amounts payable pursuant to this Agreement (including to any holder of New Holding Company Common Stock), such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Law relating to Taxes. Any amount so deducted or withheld and duly paid over to the applicable Tax authority shall be treated as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise disclosed in (a) the Company SEC Documents filed with or furnished to the SEC prior to the date of this Agreement, but excluding disclosures set forth in any risk factors, “forward looking statements” or other statements included in such Company SEC Documents to the extent they are predictive or forward looking in nature, or (b) the corresponding section of the letter (the “Company Disclosure Letter”) delivered to Parent by the Company at the time of the execution of this Agreement (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1. Organization and Corporate Power.

(a) Each of the Company and the Company Subsidiaries is a corporation or other legal entity duly incorporated or formed, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation or formation and has all requisite corporate or other organizational power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions in which the failure to be so qualified or licensed or to be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has made available to Parent copies of the Constituent Documents of the Company and each of the Company Subsidiaries, each as in effect on the date of this Agreement. None of the Company or the Company Subsidiaries is in violation of any provision of its respective Constituent Documents, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.2. Capitalization.

(a) The authorized capital stock of the Company consists of 1,000,000,000 shares of Company Common Stock and 10,000,000 shares of Company Preferred Stock. As of the close of business on September 21, 2018 (the “Reference Date”), (i) 269,739,919 shares of Company Common Stock were issued and outstanding; (ii) 480,000 shares of Company Preferred Stock were issued and outstanding; (iii) no shares of Company Common Stock were owned by the Company as treasury stock; (iv) 39,257,001 shares of Company Common Stock were reserved for issuance with respect to the Company Convertible Notes issued under the

Company Notes Indenture; (v) 48,812,165 shares of Company Common Stock were reserved for issuance with respect to the Company Preferred Stock; and (vi) 47,138,739 shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Incentive Plans, including (A) 6,401,595 shares of Company Common Stock are subject to issuance pursuant to the exercise of Company Stock Options outstanding under the Company Stock Incentive Plans (whether or not presently exercisable), (B) 25,650,760 shares of Company Common Stock are subject to outstanding Company RSUs, (C) 875,000 shares of Company Common Stock are subject to outstanding Company Performance Awards, and (D) aggregate contributions of $1,350,560.70 received by the Company for the current offering period pursuant to the ESPP. All of the issued and outstanding shares of capital stock of the Company are duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights. No Subsidiary of the Company owns any shares of Company Common Stock.

(b) Except as set forth in Section 3.2(a), as of the close of business of the Reference Date: (i) the Company does not have any other shares of Company Common Stock, Company Preferred Stock or other capital stock or equity interests outstanding, (ii) neither the Company nor any Company Subsidiary has issued, granted or is bound by any outstanding options, equity-based awards, equity-linked securities, warrants, puts, calls, subscription rights, preemptive rights, redemption rights or securities convertible or exchangeable into capital stock or equity securities of the Company or any Company Subsidiary and (iii) neither the Company nor any Company Subsidiary is party to any Contract obligating the Company or any Company Subsidiary to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any Company Subsidiary or securities convertible into or exchangeable or exercisable for such capital stock or equity interests, (B) issue, grant or be bound by any options, equity-based awards, equity-linked securities, warrants, puts, calls, subscription rights, preemptive rights, redemption rights or securities convertible or exchangeable into capital stock or equity securities of the Company or any Company Subsidiary or (C) redeem, repurchase or otherwise acquire any capital stock or equity securities of the Company or any Company Subsidiary.

(c) Section 3.2(c) of the Company Disclosure Letter contains a correct and complete list, as of the close of business on the Reference Date, of outstanding Company Options (other than pursuant to the ESPP), Company RSUs and Company Performance Awards, including the holder, the jurisdiction of the holder, the Company Stock Incentive Plan under which the award was granted, the date of grant, term (where applicable), number of shares of Company Common Stock underlying such Company Options (other than pursuant to the ESPP), Company RSUs and Company Performance Awards and, where applicable, exercise price and vesting schedule. Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, each Company Option (other than pursuant to the ESPP) was granted with an exercise price per share equal to or greater than the fair market value of a share of Company Common Stock on the effective date of such grant.

(d) Other than with respect to the Company Convertible Notes, there are no bonds, debentures, notes or other Indebtedness of the Company or any of the Company Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the Company Common Stock may vote.

(e) Except as set forth in Section 3.2(e) of the Company Disclosure Letter, there are no Contracts to which the Company or any of the Company Subsidiaries is a party that restricts the transfer of, that relates to (or that provide a proxy for) the voting of, or that provides registration rights in respect of, the capital stock or other equity interest of the Company or any Company Subsidiary.

(f) Section 3.2(f) of the Company Disclosure Letter sets forth a complete list of each Company Subsidiary, together with its jurisdiction of incorporation or formation and the ownership interest of the Company (or another Company Subsidiary) in such Company Subsidiary. The Company and the Company Subsidiaries own, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of the Company Subsidiaries, free and clear of any Liens, other than transfer and other restrictions under applicable securities Laws, and all of such outstanding shares of stock or other equity securities have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights.

(g) The Company and the Company Subsidiaries do not own, directly or indirectly, any capital stock or equity interests of any other Person (other than the Company Subsidiaries).

Section 3.3. Authority.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and, subject to obtaining the Company Stockholder Approval, to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the effectuation of the Merger, to receipt of the Company Stockholder Approval. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub of this Agreement, this Agreement constitutes the Company’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) The Company Board, at a meeting duly called and held, adopted resolutions (i) declaring that this Agreement and the transactions contemplated hereby, including the Merger, the Holding Company Merger, the Conversion and the Sirius XM Radio Merger, are fair to and in the best interests of the Company and the Company’s stockholders, (ii) approving and declaring this Agreement and the transactions contemplated hereby, including the Merger, the Holding Company Merger, the Conversion and the Sirius XM Radio Merger, advisable and (iii) recommending that the Company’s stockholders adopt this Agreement (the “Company Recommendation”).

Section 3.4. Consents and Approvals; No Conflicts.

(a) No consent, approval, clearance, permit or authorization of, or registration or filing with, or notice to, any Governmental Entity is required to be made or obtained by the Company or any Company Subsidiary in connection with the execution or delivery of this Agreement or the consummation of the transactions contemplated by this Agreement, except for (i) any notices or filings by the Company required under the HSR Act and, assuming the accuracy of the representations and warranties of Parent in Section 4.4(a)(i), any required filings or notifications under the applicable Competition Laws of the countries and jurisdictions listed in Section 3.4(a) of the Company Disclosure Letter and the expiration or termination of any applicable waiting periods (or approval) thereunder, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, (iii) the filing with the SEC of the Proxy Statement in accordance with Regulation 14A promulgated under the Exchange Act and such reports under and such other compliance with the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iv) compliance with the securities or “blue sky” laws of various states in connection with the issuance of the Merger Consideration, (v) compliance with NYSE rules and regulations to permit the consummation of the Merger and the listing of the Parent Common Stock to be issued in the Merger, and (vi) such other consents, approvals, clearances, permits, authorizations, registrations, filings or notices that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by the Company does not, and the consummation by the Company of the transactions contemplated hereby will not, (i) conflict with or violate any provision of the Constituent Documents of the Company or any Company Subsidiary (assuming the Company Stockholder Approval is obtained), or (ii) assuming the filings, consents, approvals and waiting periods referred to in Section 3.4(a) are duly made, obtained or satisfied and the Company Stockholder Approval is obtained (A) violate any Law or Order, in either case, applicable to the Company or any Company Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in the loss of any benefit under, require a payment or incur a penalty under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any Company Subsidiaries under, any Company Material Contract to which the Company or any Company Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of the foregoing clause (ii), for such matters as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.5. SEC Documents and Internal Controls.

(a) The Company has filed with or furnished to the SEC all reports, schedules, forms, statements, registration statements, prospectuses and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by the Company under the Securities Act or the Exchange Act with the SEC since January 1, 2016 (such documents, together with any other documents filed or furnished during such period by the Company to the SEC, the “Company SEC Documents”). No Company Subsidiary is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to make filings with the SEC.

(b) As of its respective date of filing with the SEC, or, if amended or supplemented by a filing prior to the date of this Agreement, as of the date of the last such filing, each of the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as applicable, and the rules and regulations thereunder, and none of the Company SEC Documents when filed or furnished (or in the case of a registration statement under the Securities Act, at the time it was declared effective) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) As of the date of this Agreement, there are no outstanding or unresolved comments in letters received from the SEC staff with respect to any Company SEC Documents, and none of the Company SEC Documents filed with the SEC prior to the date of this Agreement is, to the Knowledge of the Company, the subject of ongoing SEC review. Since January 1, 2017, the Company has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange and the applicable provisions of the Sarbanes-Oxley Act.

(d) The Company maintains “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company and that provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements. The Company maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

(e) Since January 1, 2017, the Company has not identified and has not been advised by the Company’s auditors of (i) significant deficiencies or material weaknesses (as defined by the Public Company Accounting Oversight Board) in the design or operation of internal controls over financial reporting, which could reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a role in the Company’s internal controls over financial reporting.

Section 3.6. Financial Statements and Undisclosed Liabilities.

(a) The financial statements of the Company (including any related notes and schedules thereto) included in the Company SEC Documents (i) have been derived from the accounting books and records of the Company and the Company Subsidiaries, (ii) as of their respective dates of filing with the SEC complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (iii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (iv) fairly present, in all material respects, the consolidated financial position of the Company and the Company Subsidiaries and the consolidated results of operations, stockholders’ equity and cash flows as of the dates and for the respective periods indicated (subject, in the case of the unaudited statements, to normal year-end audit adjustments and the absence of notes, none of which individually or in the aggregate are material).

(b) The Company and the Company Subsidiaries do not have any liabilities or obligations of any nature (whether absolute, contingent, accrued or otherwise) required by GAAP to be reflected or reserved against in a consolidated balance sheet (or the notes thereto) of the Company, except for those liabilities and obligations (i) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (ii) reflected or reserved against in the most recent consolidated balance sheet of the Company (including the notes thereto) included in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2018, (iii) incurred since June 30, 2018 in the ordinary course of business consistent with past practice and which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect or (iv) incurred in accordance with this Agreement.

Section 3.7. Absence of Certain Changes or Events.

(a) Since December 31, 2017 through the date of this Agreement, there has not been any event, change, condition, occurrence or effect, that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(b) Since December 31, 2017, the Company and the Company Subsidiaries have conducted their businesses in all material respects in the ordinary course of business consistent with past practice.

Section 3.8. Legal Proceedings. There are no Proceedings pending, or to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries or any of their respective assets, rights or properties or any of the executive officers or directors of the Company in each such Person’s capacity as such, except, in each case, for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order, except for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.9. Compliance with Laws; Permits.

(a) The Company and the Company Subsidiaries are, and since January 1, 2017 have been, in compliance with all (and have not violated any) applicable Laws, Orders, Privacy Policies and the Payment Card Industry Data Security Standards, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Since January 1, 2017 through the date of this Agreement, neither the Company nor any Company Subsidiary has received any written notice, subpoena, written demand, written inquiry or written information requests from a Governmental Entity alleging or seeking information to determine whether the Company or any Company Subsidiary is or was in non-compliance with or violation of any Law, Order, Privacy Policy or Permit except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no investigation (whether civil, criminal, administrative, investigative, formal or informal) or review by any Governmental Entity with respect to any non-compliance with or violation of any Law, Order, Privacy Policy or Permit by the Company or any Company Subsidiary is pending or threatened, in each case, would reasonably be expected to have a Company Material Adverse Effect.

(c) The Company and each of the Company Subsidiaries hold and are in compliance with, and since January 1, 2017 have held and have been in compliance with, all Permits necessary for the lawful conduct of their business and the ownership and use of their properties and assets and each of such Permits is valid and in full force and effect, except where the failure to so hold or be in compliance with such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(d) Prior to the date of this Agreement, the Company or the Company Subsidiaries have validly transferred, in accordance with all applicable Law and Orders, all licenses, permits and authorizations from the Federal Communications Commission previously held or owned by the Company or the Company Subsidiaries.

Section 3.10. Company Material Contracts.

(a) Except as set forth in Section 3.10(a) of the Company Disclosure Letter and other than any Contracts, including amendments thereto, required to be filed as an exhibit to any report of the Company filed pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC, neither the Company nor any of the Company Subsidiaries is, as of the date of this Agreement, a party to or bound by any Contract:

(i) with any Person (including artists, music labels, composers, publishers, collection and performance societies and organizations and rights administrators) that owns, controls or licenses any rights to sound recordings, music, graphics, video, other content or rights in any media (“Content Rights”) that are downloaded, distributed, performed, reproduced, broadcast or otherwise used or exploited in the operation of the business of the Company or the Company Subsidiaries, which Contract is material to the Company and the Company Subsidiaries, taken as a whole, and requires the Company or the Company Subsidiaries to pay consideration of more than $15,000,000 annually;

(ii) that relates to any joint venture, partnership, limited liability or other similar agreements or arrangements relating to the formation, creation, operation, management or control of any joint venture or partnership (other than with or among wholly-owned Company Subsidiaries);

(iii) that (A) is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract providing for or securing Indebtedness (or guaranteeing the Indebtedness of another Person) in excess of

$10,000,000, (B) grants a Lien (other than a Permitted Lien) or restricts the granting of Liens on any property or asset that is material to the Company and the Company Subsidiaries, taken as a whole, (C) provides for or relates to any interest, currency or hedging, derivatives or similar Contracts or (D) restricts payment of dividends or any distributions in respect of the equity interests of the Company or any of the Company Subsidiaries;

(iv) that relates to, involves or provides for the settlement of any current or former Claim (A) which Contract is with any Governmental Entity (except settlements for an immaterial monetary fine), (B) which Contract materially restricts or imposes material obligations upon the Company and the Company Subsidiaries, taken as a whole, or (C) which Contract would require the Company or the Company Subsidiaries to pay consideration of more than $10,000,000 after the date of this Agreement;

(v) that is between (A) the Company or any of the Company Subsidiaries, on the one hand, and (B) any of directors or executive officers of the Company (including any employment agreements and related Contracts with such officers) or stockholders who own five percent (5%) or more of the outstanding Company Common Stock, on the other hand;

(vi) that contains covenants that (A) purport to limit or restrict the ability of the Company or any Company Subsidiaries (or Parent or its Affiliates after the Effective Time) to compete with any person in any business or in any geographic area, including any non-compete covenant or (B) grant to the other party to such Contract (or a third party) exclusivity or “most favored nation” status (whether in terms of pricing or otherwise);

(vii) that grants any rights of first refusal, rights of first offer or other similar rights to any Person with respect to any material asset of the Company and the Company Subsidiaries, taken as a whole, or that contains a put, call or similar right pursuant to which the Company or any Company Subsidiary would be required to purchase or sell, as applicable, any equity interests of any Person or assets of any Person, in each case that would require payments by or to the Company or the Company Subsidiaries of more than $10,000,000 after the date of this Agreement;

(viii) that is for the acquisition or disposition, directly or indirectly (by merger or otherwise), of all or substantially all of the assets or at least a majority of capital stock or other equity interests of any Person, pursuant to which the Company or any Company Subsidiary has continuing “earn out” or other similar contingent payment obligations, indemnification or other obligations outstanding;

(ix) that obligates the Company or any of the Company Subsidiaries to make any capital expenditure or investment not contemplated by the Capital Expenditure Budget in excess of  $10,000,000;

(x) that requires the Company or any of the Company Subsidiaries to provide any funds to or make any investment in (in each case, in the form of a loan, capital contribution or similar transaction) any Person (other than any Company Subsidiary) in excess of $10,000,000;

(xi) that is a (A) material Contract that relates to Intellectual Property (excluding non-exclusive commercially available software licenses with annual fees of less than $1,000,000, licenses for sound recordings or music publishing and non-exclusive licenses to customers in the ordinary course of business, but including any “open source” licenses that would require material proprietary source code to be licensed or made available if the applicable software is distributed, conveyed or made available to others) or (B) Privacy Policy that is externally posted and obligates the Company or any Company Subsidiaries to their customers and users; or

(xii) except to the extent such Contract is described in clauses (i)-(xi) above, that requires annual aggregate payments by, or other consideration from (or annual aggregate payments, or other consideration, to) the Company or the Company Subsidiaries of more than $10,000,000 annually.

(b) The Contracts filed or required to be filed as exhibits to the Company SEC Documents of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC or listed or required to be listed in Section 3.10(a) of the Company Disclosure Letter are together referred to herein as the “Company Material Contracts.” The Company has made available to Parent true, correct and complete copies of each Company Material Contract, including any schedules, exhibits and amendments thereto.

(c) (i) Each Company Material Contract is valid and binding on the Company or a Company Subsidiary and is in full force and effect, and, to the Knowledge of the Company, is valid and binding on the other parties thereto, (ii) the Company and each Company Subsidiary and, to the Knowledge of the Company, each of the other parties thereto, has performed all obligations required to be performed by it to date under each Company Material Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a breach or default on the part of the Company or any Company Subsidiary under any Company Material Contract or, to the Knowledge of the Company, any other party thereto, except, in each case of clauses (i) through (iii), as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(d) Since January 1, 2017 through the date of this Agreement, neither the Company nor any Company Subsidiary has received any written notice of a material breach or material default from a counterparty to any Company Material Contract and no counterparty to a Company Material Contract has notified the Company or any Company Subsidiary in writing (or, to the Knowledge of the Company, otherwise) that it intends to terminate or not renew a Company Material Contract.

Section 3.11. Company Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all material Company Benefit Plans. With respect to each such

Company Benefit Plan, to the extent applicable, the Company has made available to Parent true, correct and complete copies of (or, to the extent no such copy exists, an accurate description thereof, to the extent applicable): (i) the most recent annual report on Form 5500 required to have been filed with the U.S. Internal Revenue Service for each Company Benefit Plan, including all schedules thereto and any audited financial statements and actuarial valuation reports; (ii) the most recent determination letter, if any, from the Internal Revenue Service for any Company Benefit Plan that is intended to qualify pursuant to Section 401(a) of the Code or, if such Company Benefit Plan is a prototype or volume submitter plan, the opinion, advisory or notification letter which covers each such Company Benefit Plan, if applicable; (iii) the plan documents, including all amendments thereto, and the most recent summary plan descriptions and the most recent summaries of material modifications; (iv) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; and (v) any notices to or from the U.S. Internal Revenue Service or any office or representative of the United States Department of Labor or any similar Governmental Authority relating to any material compliance issues in respect of any such Company Benefit Plan.

(b) Neither the Company, any Company Subsidiary nor any of their respective ERISA Affiliates has previously maintained, sponsored, contributed to (or had an obligation to contribute to) or currently maintains, sponsors or participates in, contributes to (or has an obligation to contribute to) or otherwise has any liability with respect to (i) any defined benefit pension plan or plan subject to Section 302 or Title IV of ERISA or Section 412 or Section 4971 of the Code or (ii) any multiemployer plan within the meaning of Section 3(37) of ERISA, any multiple employer plan within the meaning of Section 413 of the Code, or any multiple employer welfare arrangement within the meaning of Section 3(40) of ERISA.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination letter as to its qualification, or if such Company Benefit Plan is a prototype or volume submitter plan, the opinion, advisory or notification letter for each such Company Benefit Plan, and, to the Knowledge of the Company, there are no circumstances, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Benefit Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Company Benefit Plan, (ii) there are no pending or, to the Knowledge of the Company, threatened Proceedings against any Company Benefit Plan, any fiduciary thereof, or the Company or any Company Subsidiary with respect to any Company Benefit Plan and no facts or circumstances exist that could reasonably be expected to give rise to any such Proceedings, and (iii) all contributions required to be made by the Company, any Company Subsidiary or any of its ERISA Affiliates to any Company Benefit Plan have been made on or before their applicable due dates. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, no event has occurred and no condition exists that would subject the Company or any Company Subsidiary, either directly or by reason of their affiliation with any ERISA Affiliate, to any Tax, fine, Lien, penalty or other liability imposed by ERISA, the Code or any other applicable Law with respect to any Company Benefit Plan. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, no Company Benefit Plan that is a “welfare benefit plan” (within the meaning of Section 3(1) of ERISA) provides post-termination or retiree life insurance, health or other welfare benefits or coverage to any person, except as may be required by Section 4980B of the Code or any similar Law.

(d) Except as otherwise contemplated under this Agreement, neither the execution nor delivery of this Agreement, shareholder approval of this Agreement, nor the consummation of the transactions contemplated hereby would reasonably be expected to, whether alone or in combination with any other event(s): (i) result in the accelerated vesting or payment of, or any increase in, or the funding (through a grantor trust or otherwise) of, any compensation or benefits to any Company Employee; (ii) result in the entitlement of any Company Employee to severance or termination pay or benefits; (iii) limit or restrict the right of the Company to merge, amend or terminate any of the Company Benefit Plans; or (iv) result in any payment under any of the Company Benefit Plans or any other arrangement that would not be deductible under Section 280G of the Code. No Company Benefit Plan provides for a “gross-up” or similar payment, including in respect of any amount of “excise tax” or “additional tax” that may become payable under Section 409A of the Code or Section 4999 of the Code.

(e) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has made any commitment (i) to create, incur liability with respect to or cause to exist any other compensation, benefit, fringe benefit or other plan, program, arrangement or agreement or to enter into any contract or agreement to provide compensation or benefits to any individual, in each case other than required by the terms of the Company Benefit Plans as in effect as of the date hereof or (ii) to modify, change or terminate any Company Benefit Plan, other than a modification, change or termination required by applicable Law.

(f) In addition to the foregoing, with respect to each Non-U.S. Company Benefit Plan:

(i) all employer and employee contributions to each Non-U.S. Company Benefit Plan required by Law or by the terms of such Non-U.S. Company Benefit Plan or pursuant to any contractual obligation (including contributions to all mandatory provident fund schemes) have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matter, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; and

(ii) each Non-U.S. Company Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.12. Labor Matters.

(a) There is no effort currently being made or, to the Knowledge of the Company, threatened by or on behalf of any labor union, works council, employee committee or representative or other labor organization to authorize representation of any employees of the Company or any Company Subsidiary by any labor organization. No petition has been filed, nor has any Proceeding been instituted by any employee of the Company or any Company Subsidiary, group of employees of the Company or any Company Subsidiary, or labor organization with any labor relations board or commission seeking recognition of a collective bargaining or similar representative in the past three years. Neither the Company nor any Company Subsidiary is a party to or otherwise bound by any collective bargaining agreement or other contract or agreement with any labor organization or other representative of any employees of the Company or any Company Subsidiary, nor is any such contract or agreement presently being negotiated.

(b) Except as set forth in Section 3.12(b) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has closed any plant or facility, effectuated any layoffs of employees or implemented any early retirement, separation or window program since January 1, 2017, nor has the Company or any Company Subsidiary planned or announced any such action or program for the future.

Section 3.13. Taxes. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect (provided that the foregoing exception shall not apply to clause (j) below):

(a) The Company and the Company Subsidiaries have timely filed (or caused to be timely filed) all Tax Returns required to be filed by them, and all such Tax Returns are true, correct and complete in all material respects. The Company and the Company Subsidiaries have paid (or caused to be paid) all Taxes due and payable by them and have withheld and paid all Taxes that the Company or any of the Company Subsidiaries are obligated to withhold from amounts owing to any employee, former employee, independent contractor, shareholder, creditor or third party, except, in each case, for Taxes that are being contested in good faith and for which adequate reserves are provided on the financial statements of the Company in accordance with GAAP.

(b) No deficiency for any Tax has been asserted or assessed against the Company or any of the Company Subsidiaries by a Tax authority in writing, other than any deficiency that has been fully paid, settled or withdrawn. Neither the Company nor any Company Subsidiary has waived any statute of limitations or agreed in writing to any extension of time with respect to a material Tax assessment or deficiency which waiver or extension is currently in force. There are no Liens for Taxes on the assets of the Company or any Company Subsidiary other than Permitted Liens.

(c) No audit, examination, investigation or other proceeding in respect of any Taxes or any Tax Return of the Company or any of the Company Subsidiaries is currently pending or, to the Knowledge of the Company, threatened in writing, other than for which adequate reserves are provided on the financial statements of the Company in accordance with GAAP.

(d) Neither the Company nor any of the Company Subsidiaries (i) is or has been a member of a group (other than a group the common parent of which is the Company or any of the Company Subsidiaries and which includes or included only the Company and/or Company Subsidiaries) filing a consolidated, combined, affiliated, unitary or similar income Tax Return or (ii) has any liability for Taxes of any Person (other than the Company or any Company Subsidiary) arising from the application of Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, or otherwise by operation of Law.

(e) Neither the Company nor any of the Company Subsidiaries is a party to or bound by or has any obligation under any Tax allocation, sharing, indemnity, reimbursement or similar agreement or arrangement (other than (i) any agreement or arrangement solely among the Company/or any of the Company Subsidiaries or (ii) ordinary course commercial agreements or arrangements the primary subject matter of which is not Tax matters).

(f) No written claim has been made by any Tax authority in a jurisdiction where the Company or any of the Company Subsidiaries has not filed a Tax Return that it is or may be subject to Tax by, or required to file Tax Returns in, such jurisdiction, other than any such claims that have been fully resolved or for which adequate reserves are provided on the financial statements of the Company in accordance with GAAP.

(g) Neither the Company nor any of the Company Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(h) Neither the Company nor any of the Company Subsidiaries will be required to include a material item of income (or exclude a material item of deduction) in any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) a change in or incorrect method of accounting occurring prior to the Closing Date, (ii) a prepaid amount received, or paid, prior to the Closing Date, (iii) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date, or (iv) an election under Section 108(i) of the Code (or any similar provision of state, local or non-U.S. Law).

(i) Within the past two years, neither the Company nor any of the Company Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law).

(j) Neither the Company nor any Company Subsidiary has taken any action or knows of any fact or circumstance that would reasonably be expected to prevent or impede (i) the Merger and the Sirius XM Radio Merger, taken together, or (ii) the Holding Company Merger and the Conversion, taken together, from in each case qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(k) Neither the Company nor any Company Subsidiary has made an election pursuant to Section 965(h) of the Code.

Notwithstanding anything herein to the contrary, the representations and warranties contained in this Section 3.13 and, to the extent expressly referring to Code sections, Section 3.11, are the sole and exclusive representations of the Company with respect to Taxes and Tax matters.

Section 3.14. Intellectual Property and Privacy.

(a) Section 3.14(a) of the Company Disclosure Letter lists all Intellectual Property registered with any Governmental Entity (and all applications for any of the foregoing) that is owned by the Company or the Company Subsidiaries (collectively, the “Registered IP”).

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries exclusively own the Owned Intellectual Property, free and clear of all Liens (including claims of current and former employees and contractors), and all such registrations and applications for Registered IP are subsisting and unexpired and, to the Knowledge of the Company, valid and enforceable; (ii) the operation of the Company’s and the Company Subsidiaries’ businesses does not infringe, misappropriate or otherwise violate (“Infringe”) (and has not done so since January 1, 2017) the Intellectual Property or other proprietary rights of any other Person and, since January 1, 2017, no Person has alleged the same in writing (including in “cease and desist” letters, invitations to take a patent license or statutory “takedown” notices), other than claims that have since been resolved without material liability; (iii) since January 1, 2017, no Person has made a compliant in writing to the Company or the Company Subsidiaries as to the advertising, marketing or privacy practices of the Company or the Company Subsidiaries, other than claims that have since been resolved without material liability or that would not result in material liability even if unresolved; (iv) to the Knowledge of the Company, no Person is Infringing any Owned Intellectual Property or Intellectual Property exclusively licensed to the Company or the Company Subsidiaries; (v) since January 1, 2017, no Person has demanded in writing that the Company or the Company Subsidiaries remove from their systems or services and/or pay royalties for (other than royalties due under existing written agreements) any content in which such Person has or claims rights; (vi) no third Person has the current or contingent right to access or possess any material proprietary source code of the Company or the Company Subsidiaries; and (vii) the Company and the Company Subsidiaries’ material proprietary software does not contain and is not distributed, conveyed or otherwise used together with any “open source” or similar software in any manner that would require any such material proprietary source code to be licensed or made available to others if the applicable software is conveyed, distributed or made available to others.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries take, and since January 1, 2017 have taken, actions to maintain and protect (i) the integrity, security and continuous operation of IT Assets owned or, to Knowledge of the Company, controlled by the Company or the Company Subsidiaries and used in the operation of their business, and, to the Knowledge of the Company, there have been no material breaches, violations, unplanned outages or unauthorized uses of same; (ii) all nonpublic sensitive data relating to the Company and the Company Subsidiaries’ current and former subscribers and customers (including trial subscribers and customers), including any Private Data; (iii) their trade secrets and confidential information included in the Owned Intellectual Property; and (iv) their qualification for the “safe harbors” of the U.S. Digital Millennium Copyright Act, 17 U.S.C. § 512, and the U.S. Communications Decency Act, 47 U.S.C. § 230 (the “IP Safe Harbors”).

(d) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, all IT Assets owned or, to Knowledge of the Company, controlled by the Company and used in the operation of the Company and the Company Subsidiaries’ business (i) are free from any material defect, bug, virus, malware, error or other corruptant and (ii) operate in material compliance with their documentation.

Section 3.15. Environmental Matters. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) there are no Materials of Environmental Concern present at or affecting any real property currently or formerly owned, leased or operated by the Company or the Company Subsidiaries, (b) neither the Company nor the Company Subsidiaries nor any of their predecessors or other entities for the acts or omissions of which they are liable has caused any condition at any location that has resulted in or would reasonably be expected to result in liability or other obligation (i) under any applicable Laws protecting the environment, quality of the ambient air, soil, surface water or groundwater, or natural resources or protecting human health and safety (“Environmental Laws”) or (ii) regarding any Materials of Environmental Concern and (c) neither the Company nor any of the Company Subsidiaries has assumed or retained, by contract or operation of law, any liabilities under any Environmental Laws or concerning any Materials of Environmental Concern.

Section 3.16. Real Property.

(a) Section 3.16(a) of the Company Disclosure Letter identifies all leases, subleases, licenses and other occupancy agreements in effect as of the date hereof, pursuant to which the Company or a Company Subsidiary occupies real property for the annual rent payment of more than $5,000,000 (the “Leases”). Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect: (i) each Lease is valid, in full force and effect and enforceable against the Company or Company Subsidiary that is party thereto and (ii) the Company and the Company Subsidiaries are not in default (and there is no event or condition that after notice or lapse of time or both would constitute a default by the Company or any Company Subsidiary) under any Lease and, to the Knowledge of the Company, there is no default (or event or condition that after notice or lapse of time or both would constitute a default) by any other party thereto under any Lease.

(b) Neither the Company nor any of the Company Subsidiaries owns any real property or interests in real property or any options to acquire such real property or interests therein, except pursuant to the leases, subleases, licenses and other occupancy agreements to which the Company or any Company Subsidiary is a party.

Section 3.17. Insurance. Section 3.17 of the Company Disclosure Letter sets forth a list (including name of insurer, agent, coverage and expiration date) of all insurance policies in force on the date hereof with respect to the business and assets of the Company and the Company Subsidiaries. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (a) the Company and the Company Subsidiaries are in compliance with their insurance policies and are not in breach or default under any of the terms thereof, and (b) each such policy is outstanding and in full force and effect and no insurer has refused, denied or disputed coverage of any claim made thereunder. All premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

Section 3.18. Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement will, at the date it or any amendment or supplement is mailed to holders of the shares of Company Common Stock and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Company regarding such portions thereof that relate expressly to Parent, Merger Sub or any of their Subsidiaries or to statements made therein to the extent based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein).

Section 3.19. Transactions with Affiliates. Neither the Company, nor any of the Company Subsidiaries, is party to any Contract with any (i) officer or director of the Company or any of the Company Subsidiaries or, other than as directly related to such person’s employment or service with the Company or any Company Subsidiary, (ii) Person that is the beneficial owner of five percent (5%) or more of the outstanding Company Common Stock or (iii) Affiliate or family member of any such officer, director or stockholder, other than in the case of clause (ii) or (iii), any Contract with Parent or its Affiliates.

Section 3.20. Takeover Laws. Assuming the accuracy of the representations and warranties of Parent in Section 4.12, neither Section 203 of the DGCL nor any other Takeover Law is applicable with respect to this Agreement, the Merger or the other transactions contemplated hereby.

Section 3.21. Stockholder Vote Required. The Company Stockholder Approval is the only vote of holders of any class or series of securities of the Company necessary to adopt this Agreement or to approve the Merger and the other transactions contemplated hereby.

Section 3.22. Brokers. Other than as set forth on Section 3.22 of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries has engaged any financial advisor, broker or finder or incurred any liability for any financial advisory fee, broker’s fee, commission or finder’s fee in connection with any of the transactions contemplated hereby. True, correct and complete copies of all agreements with those persons set forth on Section 3.22 of the Company Disclosure Letter relating to any such fees or commissions (or otherwise relating to the transactions contemplated by this Agreement) have been furnished to Parent prior to the date hereof.

Section 3.23. Opinions of Financial Advisors. The Company Board has received the written opinions of Centerview Partners LLC and LionTree Advisors LLC, financial advisors to the Company Board, dated as of the date hereof, that, as of the date of such opinions and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken in preparing such opinions as set forth in their respective opinions, the Exchange Ratio provided for pursuant to this Agreement is fair, from a financial point of view, to the holders of Company Common Stock (other than Excluded Shares and shares of Company Common Stock held by any Affiliate of the Company or Parent). The Company will make executed copies of such opinions available to Parent solely for informational purposes promptly following the execution of this Agreement, and it is agreed and understood that such opinions may not be relied on by Parent or Merger Sub.

Section 3.24. No Other Representations or Warranties. Except for the representations and warranties of Parent and Merger Sub contained in Article IV, the Company acknowledges that neither Parent, Merger Sub, nor any Person acting on their behalf makes any other express or any implied representations or warranties whatsoever and specifically (but without limiting the generality of the foregoing) that neither Parent, Merger Sub, nor any Person acting on their behalf makes any representation or warranty with respect to (i) Parent or any Parent Subsidiaries, any of their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any other matter relating to Parent or the Parent Subsidiaries or (ii) any documentation, forecasts, budgets, projections, estimates or other information provided by Parent or any Person acting on its behalf to the Company, any Affiliate of the Company or any Person acting on any of their behalf, including in any “data rooms” or management presentations. The Company has not relied on any such information or any representation or warranty not set forth in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUB

Except as otherwise disclosed in (a) the Parent SEC Documents filed with or furnished to the SEC prior to the date of this Agreement, but excluding disclosures set forth in any risk factors, “forward looking statements” or other statements included in such Company SEC Documents to the extent they are predictive or forward looking in nature, or (b) the corresponding section of the letter (the “Parent Disclosure Letter”) delivered to the Company by Parent at the time of the execution of this Agreement (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.1. Organization and Corporate Power.

(a) Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions in which the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent has made available to the Company copies of the Constituent Documents of Parent and Merger Sub in effect on the date of this Agreement. Each of Parent and Merger Sub is not in violation of any provision of its Constituent Documents, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Merger Sub was formed solely for the purposes of engaging in the transactions contemplated by this Agreement and Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto. All of the issued and outstanding shares of common stock of Merger Sub have been validly issued, are fully paid and non-assessable and are owned directly or indirectly by Parent, free and clear of any Lien.

Section 4.2. Parent Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of 9,000,000,000 shares of Parent Common Stock and 50,000,000 shares of Parent Preferred Stock. As of the close of business on September 20, 2018, (i) 4,452,964,967 shares of Parent Common Stock were issued and outstanding; (ii) no shares of Parent Preferred Stock were issued and outstanding; (iii) 2,324,114 shares of Parent Common Stock were owned by Parent as treasury stock; (iv) 278,902,853 shares of Parent Common Stock were reserved for issuance pursuant to the Parent Stock Incentive Plans. All of the issued and outstanding shares of capital stock of Parent are duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights.

(b) Except as set forth in Section 4.2(a), as of the close of business on September 20, 2018: (i) Parent does not have any other shares of Parent Common Stock, Parent Preferred Stock or other capital stock or equity interests outstanding, (ii) Parent has not issued, granted or is bound by any outstanding options, equity-based awards, equity-linked securities, warrants, puts, calls, subscription rights, preemptive rights, redemption rights or securities convertible or exchangeable into capital stock or equity securities of Parent and (iii) Parent is not party to any Contract obligating Parent to (A) issue, transfer or sell any shares of capital stock or other equity interests of Parent or securities convertible into or exchangeable or exercisable for such capital stock or equity interests, (B) issue, grant or be bound by any options, equity-based awards, equity-linked securities, warrants, puts, calls, subscription rights, preemptive rights, redemption rights or securities convertible or exchangeable into capital stock or equity securities of Parent or (C) redeem, repurchase or otherwise acquire any capital stock or equity securities of Parent.

Section 4.3. Authority. Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and, subject to, in the case of Merger Sub, the adoption of this Agreement by the sole stockholder of Merger Sub, to consummate the Merger, the Parent Stock Issuance and the other transactions contemplated hereby. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject, in the case of the Merger with regard to Merger Sub, the adoption of this Agreement by the sole stockholder of Merger Sub. Each of Parent and Merger Sub has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company of this Agreement, this Agreement constitutes Parent’s and Merger Sub’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 4.4. Consents and Approvals; No Conflicts.

(a) No consent, approval, clearance, permit or authorization of, or registration or filing with, or notice to, any Governmental Entity is required to be made or obtained by Parent or any Parent Subsidiary in connection with the execution or delivery of this Agreement or the consummation of the transactions contemplated by this Agreement, except for (i) any notices or filings by Parent required under the HSR Act, and, assuming the accuracy of the representations and warranties of the Company in Section 3.4(a)(i), any required filings or notifications under the applicable Competition Laws of the countries and jurisdictions listed in Section 4.4(a) of the Parent Disclosure Letter and the expiration or termination of any applicable waiting periods (or approval) thereunder, (ii) the filing with the SEC of the Form S-4 and such reports under and such other compliance with the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iii) compliance with the securities or “blue sky” laws of various states in connection with the issuance of the Merger Consideration, (iv) compliance with Nasdaq rules and regulations to permit the consummation of the Merger and the listing of the Parent Common Stock to be issued in the Merger, and (v) such other consents, approvals, clearances, permits, authorizations, registrations, filings or notices that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by each of Parent and Merger Sub does not and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby will not (i) conflict with or violate any provision of the Constituent Documents of Parent or Merger Sub, or (ii) assuming the filings, consents, approvals and waiting periods referred to in Section 4.4(a) are duly made, obtained or satisfied and the adoption of this Agreement by the sole stockholder of Merger Sub is obtained (A) violate any Law or Order, in either case, applicable to Parent or any Parent Subsidiary or any of their respective properties or assets or (B) violate, conflict with, result in the loss of any benefit under, require a payment or incur a penalty under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any Parent Subsidiary under, any Contract to which Parent or any Parent Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of the foregoing clause (ii), for such matters as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.5. SEC Documents.

(a) Parent has filed with or furnished to the SEC all reports, schedules, forms, statements, registration statements, prospectuses and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by Parent with the SEC since January 1, 2016 (such documents, together with any other documents filed or furnished during such period by Parent to the SEC, the “Parent SEC Documents”). No Parent Subsidiary is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to make filings with the SEC.

(b) As of its respective date of filing with the SEC, or, if amended or supplemented by a filing prior to the date of this Agreement, as of the date of the last such filing, each of the Parent SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as applicable, and the rules and regulations thereunder, and none of the Parent SEC Documents when filed or furnished (or in the case of a registration statement under the Securities Act, at the time it was declared effective) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) Parent maintains “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorization of management and directors of Parent and that provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on the Company’s financial statements. Parent maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

(d) Since January 1, 2017, Parent has not identified and has not been advised by Parent’s auditors of (i) significant deficiencies or material weaknesses (as defined by the Public Company Accounting Oversight Board) in the design or operation of internal control over financial reporting, which reasonably could adversely affect Parent’s ability to record, process, summarize and report financial information or (ii) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a role in Parent’s internal control over financial reporting.

Section 4.6. Financial Statements and Undisclosed Liabilities.

(a) The financial statements of Parent (including any related notes and schedules thereto) included in the Parent SEC Documents (a) have been derived from the accounting books and records of Parent and Parent Subsidiaries, (b) as of their respective dates of filing with the SEC complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (c) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (d) fairly present, in all material respects, the consolidated financial position of Parent and the Parent Subsidiaries and the consolidated results of operations, stockholders’ equity and cash flows as of the dates and for the respective periods indicated (subject, in the case of the unaudited statements, to normal year-end audit adjustments and the absence of notes).

(b) Parent and Parent Subsidiaries do not have any liabilities or obligations of any nature (whether absolute, contingent, accrued or otherwise) required by GAAP to be reflected or reserved against in a consolidated balance sheet (or the notes thereto) of Parent, except for those liabilities and obligations (i) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, (ii) reflected or reserved against in the most recent consolidated balance sheet of Parent (including the notes thereto) included in Parent’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2018, (iii) incurred since June 30, 2018 in the ordinary course of business consistent with past practice and which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect or (iv) incurred in accordance with this Agreement.

Section 4.7. Absence of Certain Changes or Events.

(a) Since December 31, 2017 through the date of this Agreement, there has not been any event, change, condition, occurrence or effect, that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(b) Since December 31, 2017, Parent and the Parent Subsidiaries have conducted their businesses in all material respects in the ordinary course of business consistent with past practice.

Section 4.8. Legal Proceedings. There are no Proceedings pending, or to the Knowledge of Parent, threatened against Parent or any of the Parent Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of Parent, except, in each case, for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of Parent Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order, except for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.9. Taxes. Neither Parent nor any Parent Subsidiary has taken any action or knows of any fact or circumstance that could reasonably be expected to prevent or impede (a) the Merger and the Sirius XM Radio Merger, taken together, or (b) the Holding Company Merger and the Conversion, taken together, from in each case qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 4.10. Compliance with Laws. Parent and the Parent Subsidiaries are, and since January 1, 2017 have been, in compliance with all (and have not violated any) applicable Laws and Orders, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.11. Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement will, at the date it or any amendment or supplement is mailed to holders of the shares of Company Common Stock and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Parent or Merger Sub regarding such portions thereof that relate expressly to the Company or any Company Subsidiaries or to statements made therein to the extent based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein).

Section 4.12. Ownership of Company Common Stock. Except for the Company Preferred Stock (including all accrued but unpaid dividends thereon), neither Parent nor any Parent Subsidiary owns any shares of Company Common Stock.

Section 4.13. No Vote of Parent Stockholders. No vote of holders of Parent Common Stock is necessary to approve this Agreement, the Merger, the Parent Stock Issuance and the other transactions contemplated hereby. The adoption of this Agreement by the sole stockholder of Merger Sub is the only vote of holders of any capital stock of Merger Sub necessary to adopt this Agreement and approve the Merger and the other transactions contemplated hereby.

Section 4.14. Brokers. Other than Allen & Company LLC and Bank of America Merrill Lynch, no broker, finder or investment banker will be entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.15. No Other Representations or Warranties. Except for the representations and warranties of the Company contained in Article III, each of Parent and Merger Sub acknowledges that neither the Company nor any Person acting on its behalf makes any other express or any implied representations or warranties whatsoever and specifically (but without limiting the generality of the foregoing) that neither the Company nor any Person acting on its behalf makes any representation or warranty with respect to (i) the Company or any Company Subsidiaries, any of their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any other matter relating to the Company or the Company Subsidiaries or (ii) any documentation, forecasts, budgets, projections, estimates or other information provided by the Company or any Person acting on its behalf to Parent or Merger Sub, any Affiliate of Parent or any Person acting on any of their behalf, including in any “data rooms” or management presentations. Neither Parent nor Merger Sub has relied on any such information or any representation or warranty not set forth in Article III.

ARTICLE V

COVENANTS

Section 5.1. Company Conduct of Business Prior to the Effective Time. Except (i) as set forth in Section 5.1 of the Company Disclosure Letter, (ii) as expressly contemplated by this Agreement, (iii) as required by applicable Law or (iv) with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement, (A) the Company shall, and shall cause the Company Subsidiaries to: (1) conduct its business in the ordinary course consistent with past practice and (2) use commercially reasonable efforts to maintain and preserve its present business organization, maintain in effect all Contracts and Permits as necessary to operate their businesses, keep available the services of officers and key employees and maintain relationships with customers, suppliers and others having material business relationships with it and (B) in furtherance of, and without limiting the generality of the foregoing, the Company shall not, and shall cause the Company Subsidiaries to not:

(a) (A) amend or otherwise change the Company’s Constituent Documents and (B) with respect to any Company Subsidiaries, amend or otherwise change their Constituent Documents in any material respect;

(b) adjust, split, combine or reclassify any capital stock or other equity interest or enter into any agreement or plan to effect a merger, consolidation, share exchange, reorganization, dissolution or liquidation (provided that for the avoidance of doubt, nothing in this clause (b) (or clause (s) as it relates to this clause (b)) shall prohibit the exercise by the Company of its rights under Section 5.5(g));

(c) except as permitted in Section 5.1(k)(D), issue, grant, sell, dispose of, redeem or repurchase any equity securities or equity-based award in the Company or any Company Subsidiaries, or securities convertible into, or exchangeable or exercisable for, any such equity securities or awards, or any rights of any kind to acquire any such equity securities or such convertible or exchangeable securities, other than the issuance of shares of Company Common Stock (x) upon the exercise of Company Stock Options and options under the ESPP, in each case outstanding as of the date hereof in accordance with their terms, (y) to satisfy the vesting and settlement of any Company RSUs or Company Performance Awards outstanding as of the date hereof in accordance with their terms or (z) to satisfy the conversion of any Company Convertible Notes in accordance Company Notes Indenture;

(d) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of Company Common Stock or other shares of capital stock or equity interests (except for any dividend or distribution on the Company Preferred Stock or by a wholly-owned Company Subsidiary to the Company or another wholly-owned Company Subsidiary);

(e) sell, license, transfer, subject to a Lien, abandon or allow to lapse or expire or otherwise dispose of (whether by merger, consolidation or sale of stock or assets or otherwise), any assets, rights (including Intellectual Property) or businesses of the Company or the Company Subsidiaries (including any capital stock of any Company Subsidiaries), in each case other than dispositions of (x) equipment and other assets in the ordinary course of business consistent with past practice, (y) any assets, rights or businesses not exceeding $10,000,000 individually or $20,000,000 in the aggregate or (z) non-exclusive licenses to Intellectual Property granted in the ordinary course of business consistent with past practice;

(f) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, in each case other than (A) purchases of equipment and other assets in the ordinary course of business consistent with past practice or (B) acquisitions not exceeding $10,000,000 individually or $20,000,000 in the aggregate;

(g) (A) incur, assume, refinance or guarantee any Indebtedness (other than Indebtedness between wholly owned Company Subsidiaries or between the Company and wholly owned Company Subsidiaries) or issue any debt securities, or assume or guarantee any Indebtedness of any person, except for borrowings in the ordinary course of business consistent with past practice under the Company’s revolving credit facility (as set forth in the Credit Agreement) or (B) enter into (or terminate) any swap or hedging transaction or other derivative agreement;

(h) make any loans, advances or capital contributions to, or investments in, any other person (other than to any wholly-owned Company Subsidiary) in excess of $5,000,000 individually or $10,000,000 in the aggregate;

(i) enter into, amend in any material respect, waive compliance with any material rights with respect to, or cancel, fail to renew or terminate any Company Material Contract or Contract which if entered into prior to the date hereof would be a Company Material Contract, other than any Contract relating to licenses of the Content Rights;

(j) except for expenditures contemplated by and consistent with the capital expenditure budgets set forth on Section 5.1(j) of the Company Disclosure Letter (the “Capital Expenditure Budget”), make, or commit to make, or otherwise authorize any capital expenditures in excess of $10,000,000 in the aggregate;

(k) except as may be required by the terms of any Company Benefit Plan disclosed on Section 3.11(a) of the Company Disclosure Letter as in effect as of the date hereof: (A) increase the compensation or benefits of any Company Employee, except for increases in compensation or benefits for the Company Employees below the level of the

Company’s Senior Leadership Team to the extent that such increases are in the ordinary course of business and consistent with past practice; (B) grant any rights to change-in-control, retention, severance or termination pay or other termination benefits to any Company Employee, except for making severance, termination pay or other termination benefits in the ordinary course of business and consistent with past practice to Company Employees below the level of the Company’s Senior Leadership Team in connection with promotions or the hiring of a new Company Employee below the level of the Company’s Senior Leadership Team or the filling of a vacancy for a position below the level of the Company’s Senior Leadership Team; (C) establish, adopt, enter into, amend, terminate or grant any waiver or consent under any Company Benefit Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement except for amendments to Company Benefit Plans made in the ordinary course of business consistent with past practice that do not increase the cost to the Company or any of the Company Subsidiaries of such arrangements; provided that no such action shall be taken which extends a Company Benefit Plan beyond December 31, 2019; (D) grant any equity or equity-based awards other than in connection with the hiring of any new Company Employee or promotion awards made to any Company Employee in the ordinary course of business and consistent with past practice (it being understood that no such awards shall contain any acceleration of vesting solely as a result of the transactions contemplated hereby); (E) terminate the employment of any executive officers (other than for cause) or hire any new employees unless such hiring is in the ordinary course of business and consistent with past practice and is with respect to employees having an annual base salary and annual target cash incentive opportunity not to exceed $400,000 in the aggregate for such employee; (F) take any action to accelerate the vesting or time of payment of any compensation or benefit under any Company Benefit Plan or pay any cash bonus; or (G) loan or advance any money or other property to any Company Employee (other than routine advancement of business expenses in the ordinary course of business and consistent with past practice);

(l) enter into any Contract involving or providing for the settlement of any Claim or threatened Claim (or series of related Claims): (A) which Contract is with a Governmental Entity (except settlements for an immaterial monetary fine); (B) which Contract materially restricts or imposes material obligations on the Company or any Company Subsidiary; or (C) which Contract involves payments by the Company or any Company Subsidiaries after the date hereof in excess of $1,000,000 individually or $5,000,000 in the aggregate (excluding any amounts that may be paid under existing insurance policies), provided that this clause (l) shall not apply to any settlement of any Proceeding described in Section 5.6 or Section 5.13, which shall be governed by the respective provisions thereof;

(m) (i) announce, implement or effect any reduction in force, layoff or other program resulting in the termination of Company Employees, in each case, that would trigger the WARN Act or (ii) recognize any union or other labor organization as the representative of any Company Employees, or enter into any new or amended collective bargaining agreement with any union or other labor organization;

(n) make any changes in its methods, practices or policies of financial accounting, except as may be required under applicable Law, rule, regulation or U.S. GAAP, in each case following consultation with the Company’s independent public accountants;

(o) (i) make, change or revoke any Tax election, except where such election would not have a material effect on the Tax position of the Company or any Company Subsidiary (ii) file any amended material Tax Returns, (iii) settle or compromise any Tax liability of the Company or any Company Subsidiary (other than with respect to settlements or compromises of any Tax liability for an amount that does not materially exceed the amount specifically disclosed, reflected or reserved with respect to such Tax liability in accordance with GAAP in the consolidated financial statements included in the Company SEC Documents with respect to the relevant Tax matter at issue, (iv) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of Taxes of the Company or any Company Subsidiaries, (v) enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund, or (vi) fail to file when due (taking into account any available extensions) any material Tax Return;

(p) (i) take any action or cause any action to be taken that would reasonably be expected to prevent (x) the Merger and the Sirius XM Radio Merger, taken together, or (y) the Holding Company Merger and the Conversion, taken together, from in either case constituting a reorganization under Section 368(a) and related provisions of the Code or (ii) fail to take any commercially reasonable action or fail to cause any commercially reasonable action to be taken that is reasonably expected to be necessary to cause (x) the Merger and the Sirius XM Radio Merger, taken together, and (y) the Holding Company Merger and the Conversion, taken together, to in each case constitute a reorganization under Section 368(a) and related provisions of the Code;

(q) fail to use its reasonable best efforts to maintain in full force and effect the existing insurance policies of the Company and the Company Subsidiaries or to replace such insurance policies with comparable insurance policies covering the Company, the Company Subsidiaries and their respective properties, assets and businesses;

(r) make any material changes to any Privacy Policy (except as is reasonably determined by the Company to be necessary or advisable to comply with applicable Law) or its actions to qualify for the IP Safe Harbors; or

(s) agree, resolve or commit to take any of the actions prohibited by this Section 5.1.

Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ respective operations.

Section 5.2. Parent Conduct of Business Prior to the Effective Time. Except as (i) set forth in Section 5.2 of the Parent Disclosure Letter, (ii) as expressly contemplated by this

Agreement, (iii) as required by applicable Law or (iv) with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement: (A) Parent shall, and shall cause the Parent Subsidiaries to: (1) conduct its business in the ordinary course consistent with past practice and (2) use commercially reasonable efforts to maintain and preserve its present business organization, maintain in effect all Contracts and Permits as necessary to operate their businesses, keep available the services of officers and key employees and maintain relationships with customers, suppliers and others having material business relationships with it and (B) in furtherance of, and without limiting the generality of the foregoing, Parent shall not:

(a) amend or otherwise change the Constituent Documents of Parent in any manner that would adversely affect the holders of Company Common Stock who would receive Parent Common Stock at the Effective Time in a manner different from holders of Parent Common Stock prior to the Effective Time;

(b) adjust, split, combine or reclassify the Parent Common Stock, any capital stock or other equity interest of Parent or enter into any agreement or plan to effect a reorganization, dissolution or liquidation;

(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of Parent Common Stock or other shares of capital stock or equity interests (except for (i) regular quarterly cash dividends by Parent or (ii) any dividend or distribution by a wholly-owned Parent Subsidiary to Parent or another wholly-owned Parent Subsidiary);

(d) (i) take any action or cause any action to be taken that would reasonably be expected to prevent (x) the Merger and the Sirius XM Radio Merger, taken together, or (y) the Holding Company Merger and the Conversion, taken together, in either case from constituting a reorganization under Section 368(a) and related provisions of the Code or (ii) fail to take any commercially reasonable action or fail to cause any commercially reasonable action to be taken that is reasonably expected to be necessary to cause the (x) Merger and the Sirius XM Radio Merger, taken together, and (y) the Holding Company Merger and the Conversion, taken together, to in each case constitute a reorganization under Section 368(a) and related provisions of the Code; or

(e) agree, resolve or commit to take any of the actions prohibited by this Section 5.2.

Nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or the Parent Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Parent Subsidiaries’ respective operations.

Section 5.3. Access to Information.

(a) From the date of this Agreement through the earlier of the Effective Time and the termination of this Agreement, each Party shall afford to the other Party and its Affiliates (and its and their Representatives), upon reasonable notice by such other Party, reasonable access during normal business hours to all its and its Subsidiaries’ properties, books, contracts, commitments and records, and to its and its Subsidiaries’ officers, employees, accountants, counsel and other Representatives and each Party shall promptly make available to the other Party all information concerning its business, properties and personnel as the other Party may reasonably request; provided that a Party shall not be required to provide such access or furnish such information if such Party in good faith reasonably believes that doing so would reasonably be expected to (i) breach or violate any applicable Law relating to the exchange of information, (ii) result in the loss of attorney-client privilege or attorney work product privilege or (iii) violate any confidentiality obligation (existing on the date hereof) with respect to such information; provided, further, that the Parties agree to collaborate in good faith to make alternative arrangements to allow for such access or disclosure in a manner that does not result in the events set out in clauses (i), (ii) or (iii) above. No investigation by any of the Parties or their respective Representatives shall constitute a waiver of or otherwise affect the representations, warranties, covenants or agreements of any other Party set forth herein or otherwise affect any condition to the obligations of the Parties under this Agreement.

(b) All information furnished by a Party or any of its Representatives to another Party or its Representatives pursuant to this Agreement (including Section 5.3(a)) shall be subject to the confidentiality provisions of the Investment Agreement (with respect to information provided to Parent, its Affiliates and their respective Representatives) or the nondisclosure agreement, dated January 25, 2016, as amended, by and among Sirius XM Radio, Liberty Media Corporation and the Company (the “Confidentiality Agreement”) (with respect to information provided to the Company, Company Subsidiaries and their respective Representatives), as if the Confidentiality Agreement has a term lasting until the second anniversary of the date of this Agreement. Section 5.07 (other than clause (a) therein and the last sentence therein) of the Investment Agreement shall be of no force and effect for so long as this Agreement remains in effect (or, in the event the Company has terminated this Agreement to enter into an agreement with respect to a Superior Proposal, for so long as such agreement for the acquisition of the Company is otherwise in effect).

Section 5.4. Preparation of the Form S-4 and the Proxy Statement.

(a) As promptly as practicable after the date of this Agreement, (i) the Company shall prepare and file with the SEC the Proxy Statement to be sent to the stockholders of the Company in connection with the Company Stockholders Meeting and (ii) Parent shall prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Merger. The respective Parties will cause the Proxy Statement and the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act. Prior to filing the Form S-4 and Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC (or the staff of the SEC) with respect thereto following such filing, each Party shall provide the other Parties a reasonable opportunity to review and to comment on such document or response and shall take into account in good faith any such comments as reasonably proposed. Parent shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding, after consultation with the Company, to comments of the SEC), to keep the Form S-4 effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby and Parent shall take all actions reasonably required to be taken under any applicable state securities Laws in connection with the Parent Stock Issuance.

(b) The Company shall, as soon as practicable following effectiveness of the Form S-4, mail the Proxy Statement to the holders of record of Company Common Stock and duly call, give notice of, convene and hold the Company Stockholders Meeting; provided, however, that no breach of this Section 5.4(b) shall be deemed to have occurred if the Company adjourns or postpones the Company Stockholders Meeting for a reasonable period of time, each such period of time not to exceed ten (10) Business Days; provided that (x) at the time of such adjournment or postponement the Company Board shall be prohibited by the terms of this Agreement from making a Change of Recommendation, and the Company Stockholders Meeting is then scheduled to occur within three (3) Business Days of the time of such adjournment or postponement or (y) at the time the Company Board announces a Change of Recommendation, the Company Stockholders Meeting is then scheduled to occur no later than ten (10) Business Days from the date of such Change of Recommendation; provided further that the Company may not adjourn or postpone the Company Stockholders Meeting pursuant to this Section 5.4(b) more than two (2) times or for more than twenty (20) Business Days in the aggregate. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to this Section 5.4(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Company Acquisition Proposal or the occurrence of any Change of Recommendation (whether or not made in accordance with this Agreement).

(c) Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Proxy Statement. Each Party shall notify the other promptly of (i) the receipt of any comments from the SEC or the staff of the SEC on the Form S-4 or the Proxy Statement, (ii) any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Form S-4 or for additional information and (iii) the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each Party shall supply the other with copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Form S-4 or the Merger. Each Party shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC or its staff with respect to the Proxy Statement or the Form S-4 (with each Party to provide the other Parties a reasonable opportunity to review and to comment on such response and shall take into account in good faith any such comments as reasonably proposed) and to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d) No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will be made by the Company, in each case without providing the other Party with a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to Parent or the Company or any of their respective Affiliates, directors or officers, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Parent and the Company.

(e) Unless the Company Board has made a Change of Recommendation in accordance with and subject to Section 5.5, the Company shall include the Company Recommendation in the Proxy Statement and the Company shall use its reasonable best efforts to solicit from its stockholders proxies in favor of approval of the Merger and secure any other approval of stockholders of the Company that is required by applicable Law in connection with the Merger. The Company shall keep Parent reasonably updated with respect to proxy solicitation results. The obligation of the Company to mail the Proxy Statement to the holders of Company Common Stock and to call, give notice of, convene and hold the Company Stockholders Meeting, shall not be affected by a Change of Recommendation (whether or not made in accordance with this Agreement).

Section 5.5. Go-Shop and No Solicitation by the Company.

(a) Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 12:01 a.m. (New York City time) on October 24, 2018 (the “No-Shop Period Start Date”), the Company, the Company Subsidiaries and their respective Representatives shall have the right to (i) initiate, solicit, facilitate and encourage any inquiry or the making of any proposal or offer that constitutes a Company Acquisition Proposal, (ii) furnish to any Person any information which is reasonably requested by such Person in connection with their potentially making a Company Acquisition Proposal and (iii) participate or engage in discussions or negotiations with such Person regarding a Company Acquisition Proposal; provided that (A) prior to participating or engaging in such discussions or negotiations or furnishing such information, the Company shall have entered into an Acceptable Confidentiality Agreement with such Person and (B) the Company will provide to Parent any information relating to the Company or any of the Company Subsidiaries that was not previously provided or made available to Parent prior to or concurrently with the time it is furnished to such Person. Prior to the No-Shop Period Start Date, the Company will provide a written report to Parent every ten (10) Business Days setting forth (1) the total number of parties contacted to date pursuant to this Section 5.5(a), (2) the number of parties that have affirmatively declined to receive information or enter into discussions regarding a Company Acquisition Proposal, (3) the number of parties that have affirmatively expressed interest in receiving information or entering into discussions regarding a Company Acquisition

Proposal and (4) the number of parties that have executed an Acceptable Confidentiality Agreement. On the No-Shop Period Start Date, the Company shall notify Parent in writing of the identity of each Excluded Party from whom the Company received a written Company Acquisition Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date, which notice shall include copies of drafts of proposed agreements, term sheets or letters of intent related thereto provided to the Company or any of its Representatives and a summary of all material terms of such Company Acquisition Proposals that were not made in writing.

(b) On the No-Shop Period Start Date, the Company shall, and shall cause the Company Subsidiaries and its and their Representatives to, immediately cease and cause to be terminated any discussions or negotiations conducted with any Persons other than Parent (and its Representatives) and any Excluded Party (and its Representatives) with respect to any Company Acquisition Proposal, including immediately revoking or withdrawing access of any Person other than Parent (and its Representatives) and any Excluded Party (and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company or the Company Subsidiaries and request the prompt return or destruction of all confidential information previously furnished to any such Person and its Representatives other than Parent (and its Representatives) and any Excluded Party (and its Representatives). The Company shall not terminate, waive, amend or modify any provision of any standstill or confidentiality agreement to which the Company or any Company Subsidiary is a party with respect to a Company Acquisition Proposal, except to permit the applicable party to make a confidential Company Acquisition Proposal to the Company or the Company Board.

(c) Except as expressly permitted by Section 5.5, the Company shall not, and the Company shall cause the Company Subsidiaries to not, and shall use reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly (i) initiate, solicit, knowingly facilitate or encourage or take any other action designed to result in or facilitate (including by way of providing information) any inquiry, proposal or offer (or the making or announcement of any inquiry, proposal or offer) with respect to any Company Acquisition Proposal, (ii) participate or engage in any discussions or negotiations regarding a Company Acquisition Proposal, furnish to any Person any information or data with respect to a Company Acquisition Proposal, or otherwise cooperate with or knowingly take any other action to facilitate any inquiry, proposal or offer may reasonably be expected to lead to a Company Acquisition Proposal or (iii) enter into any letter of intent, agreement in principle or Contract relating to or providing for a Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement) or enter into any letter of intent, agreement in principle or Contract requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder (any such letter of intent or other document or Contract, an “Alternative Acquisition Agreement”).

(d) Notwithstanding anything to the contrary in this Section 5.5, beginning on the No-Shop Period Start Date and prior to obtaining the Company Stockholder Approval, if the Company or any of its Representatives receives an unsolicited bona fide written Company Acquisition Proposal that did not result from a breach of this Section 5.5 and the Company Board concludes in good faith (after consultation with the Company’s outside legal and financial advisors) that such Company Acquisition Proposal constitutes a Company Superior

Proposal or is reasonably likely to result in a Company Superior Proposal, the Company and its Representatives may (i) participate or engage in discussions or negotiations with such Person or its Representatives regarding such Company Acquisition Proposal and (ii) furnish information to the Person making such Company Acquisition Proposal which is reasonably requested by such Person in connection with such Company Acquisition Proposal; provided that (A) prior to participating or engaging in such discussions or negotiations or furnishing such information, the Company shall have entered into an Acceptable Confidentiality Agreement with such Person and (B) the Company will provide to Parent any information relating to the Company or any of the Company Subsidiaries that was not previously provided or made available to Parent prior to or concurrently with the time it is furnished to such Person making such Company Acquisition Proposal. For the avoidance of doubt, notwithstanding the commencement of the No-Shop Period Start Date, prior to obtaining the Company Stockholder Approval, the Company is permitted to engage in the activities described in this Section 5.5(d) with respect to any Excluded Party, subject to the proviso in the previous sentence, unless such Excluded Party ceases to be an Excluded Party in accordance with the definition thereof.

(e) From and after the No-Shop Period Start Date, the Company will notify Parent orally and in writing promptly (and in any event within one Business Day) (i) after receipt of any Company Acquisition Proposal or any request for non-public information or to engage in discussions or negotiations that could reasonably be expected to lead to a Company Acquisition Proposal), which notice shall include the material terms and conditions of such Company Acquisition Proposal, the identity of the Person making any such Company Acquisition Proposal and copies of drafts of proposed agreements, commitment letters, term sheets or letters of intent related thereto (including any cover letter with respect thereto) that are exchanged between such Person and the Company (such materials, the “Proposal Documents”) and (ii) of any change to the financial or other material terms and conditions of any Company Acquisition Proposal (including any Company Acquisition Proposal from an Excluded Party). The Company shall keep Parent reasonably informed on a reasonably current basis of material changes in the status of any such Company Acquisition Proposal (including from an Excluded Party), including by providing Parent with copies of all Proposal Documents promptly (and in any event within one Business Day) upon receipt by the Company of such written documents or upon delivery by the Company, the Company Board or their counsel of such written documents to such Person making such Company Acquisition Proposal. Without limiting the foregoing, from and after the No-Shop Period Start Date, the Company will notify Parent orally and in writing promptly (and in any event within one Business Day) after receipt of any request for non-public information relating to the Company or any Company Subsidiary or for access to any properties, books or records by any Person (including from an Excluded Party) in connection with a Company Acquisition Proposal and shall in no event begin providing such information or access prior to providing such notice.

(f) Except as provided in Section 5.5(g), neither the Company nor the Company Board (or any committee thereof) shall, directly or indirectly, (i) fail to make or withdraw (or modify or qualify in any manner adverse to Parent or publicly propose to withdraw, modify or qualify in any manner adverse to Parent) the Company Recommendation or (ii) adopt, approve, or publicly recommend, endorse or otherwise declare advisable the adoption of any Company Acquisition Proposal (each such action being referred to herein as an “Change of Recommendation”).

(g) At any time prior to obtaining the Company Stockholder Approval (whether before or after the No-Shop Period Start Date), and only following compliance with the other provisions in this Section 5.5, the Company Board may terminate this Agreement in accordance with Section 7.1(f) (and effect a Change of Recommendation with respect thereto), if:

(i) the Company received a bona fide written Company Acquisition Proposal (including a Company Acquisition Proposal from an Excluded Party) after the date of this Agreement that did not result from a breach of this Section 5.5 that the Company Board has determined in good faith (after consultation with the Company’s outside legal and financial advisors) constitutes a Company Superior Proposal;

(ii) the Company shall have provided Parent with written notice (“Superior Proposal Notice”) advising Parent it intends to terminate this Agreement pursuant to Section 7.1(f), which notice shall include the material terms and conditions of such Company Acquisition Proposal, the identity of the Person making any such Company Acquisition Proposal and copies of all written agreements, or, if not final, the most recent draft thereof, reflecting such Company Acquisition Proposal (including drafts (or final versions) of any agreements, commitment letters, term sheets or letters of intent related thereto (including any cover letter with respect thereto));

(iii) for at least a three (3) Business Day period commencing on the Business Day following the date Parent receives the Superior Proposal Notice (the “Company Negotiation Period”), the Company has negotiated, and has caused its financial and legal advisors (and other Representatives) to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) changes to the terms of this Agreement such that the Company Acquisition Proposal would no longer constitute a Company Superior Proposal (it being understood that any revisions to the financial terms (including to the amount or form of consideration) or other material terms of the Company Acquisition Proposal shall require the Company to comply again with the procedures set forth in this Section 5.5(g), including providing a new Superior Proposal Notice and a new Company Negotiation Period, which period shall be shortened to two (2) Business Days, with respect thereto); and

(iv) following 11:59 p.m., New York City time, on the last Business Day of the applicable Company Negotiation Period(s) referred to in clause (iii) above, the Company Board determines in good faith (after consultation with the Company’s outside legal and financial advisors) that such Company Acquisition Proposal still constitutes a Company Superior Proposal after giving effect to all of the changes to this Agreement which have been proposed by Parent.

(h) At any time prior to obtaining the Company Stockholder Approval (whether before or after the No-Shop Period Start Date), the Company Board may effect a Change of Recommendation if:

(i) there shall occur or arise after the date of this Agreement a material development or material change in circumstances (or if such material development or material change in circumstances occurred or arose on or prior to the date of this Agreement, the material consequences of which are not known to the Company Board as of the date of this Agreement and only become known to the Company Board prior to obtaining the Company Stockholder Approval), in each case, that was not reasonably foreseeable and that relates to the Company or the Company Subsidiaries but does not relate to any Company Acquisition Proposal (as to which Section 5.5(g) shall apply) (any such material development or material change in circumstances unrelated to an Company Acquisition Proposal being referred to as an “Intervening Event”); provided, however, that in no event shall (A) any action taken by the Company in order to comply with the covenants set forth in this Agreement, and the consequences of any such action, constitute an Intervening Event and (B) any changes in the market price or trading volume of shares of Company Common Stock or Parent Common Stock constitute an Intervening Event;

(ii) the Company Board determines in good faith (after consultation with the Company’s outside legal and financial advisors) that, in light of such Intervening Event, the failure to withdraw or modify the Company Recommendation in a manner adverse to Parent would be inconsistent with the Company Board’s fiduciary obligations to the Company’s stockholders under applicable Law;

(iii) the Company shall have provided Parent with written notice (an “Intervening Event Notice”) advising Parent that the Company Board intends to make a Change of Recommendation, which notice shall describe in reasonable detail the Intervening Event (it being agreed that the delivery of such notice by the Company shall not constitute a Change of Recommendation);

(iv) for at least a three (3) Business Day period commencing on the Business Day following the date Parent receives the Intervening Event Notice, the Company has negotiated, and has caused its financial and legal advisors (and other Representatives) to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the need for making such Change of Recommendation would be obviated; and

(v) at the end of the period referred to in clause (iv) above, after taking into account any changes to the terms of this Agreement offered by Parent in writing to the Company, the Company Board has determined in good faith (after consultation with the Company’s outside legal and financial advisors) that the failure to withdraw or modify the Company Recommendation would be inconsistent with the Company Board’s fiduciary obligations to the Company’s stockholders under applicable Law in light of such Intervening Event.

(i) Nothing contained in this Section 5.5 will prohibit the Company or the Company Board from (i) complying with its disclosure obligations under applicable Law with respect to a Company Acquisition Proposal, including taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 under the

Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A (or any similar communication to stockholders) or (ii) making a “stop, look and listen” or similar communication to stockholders of the type contemplated by Rule 14d-9(f) under the Exchange Act; provided that (x) this paragraph shall in no way eliminate or modify the effect that any such action taken or disclosure made would otherwise have under this Agreement, (y) any such action taken or disclosure made that relates to a Company Acquisition Proposal shall be deemed to be a Change in Recommendation unless the Company Board reaffirms the Company Recommendation in connection with such action or disclosure and (z) in no event shall the Company or the Company Board make a Change of Recommendation except in compliance with Section 5.5(f).

Section 5.6. Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of Parent, Merger Sub and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable to (i) consummate the transactions contemplated hereby and to cause the conditions set forth in Article VI to be satisfied as promptly as practicable (and in any event prior to the Outside Date); (ii) prepare as promptly as practicable all necessary applications, notices, filings, requests and other documents to be made or filed by such Party (and cooperate with the other Parties with respect to any applications, notices, filings, requests and other documents to be made or filed by the other Parties) in connection with the transactions contemplated by this Agreement; (iii) obtain as promptly as practicable all consents, approvals, clearances, permits, authorizations, registrations, filings or notices from any Governmental Entity (or other Person) which is required to be obtained in connection with the transactions contemplated by this Agreement; (iv) comply promptly with all requirements under applicable Law which may be imposed on such Party with respect to the transactions contemplated by this Agreement; (v) defend all lawsuits or other Proceedings to which it (or with respect to the Company, the Company Subsidiaries is) a party challenging or affecting this Agreement or the consummation of the transactions contemplated by this Agreement, in each case until the issuance of a final, non-appealable order with respect to each such lawsuit or other Proceeding; (vi) have lifted or rescinded any injunction or restraining Order which may adversely affect the ability of the Parties to consummate the transactions contemplated by this Agreement, in each case until the issuance of a final, non-appealable Order with respect thereto and (vii) resolve any objection or assertion by any Governmental Entity challenging this Agreement or the transactions contemplated hereby.

(b) In furtherance of the foregoing, the Company, Parent and Merger Sub agree to, as promptly as practicable after the date hereof: (i) make (or cause to be made) an appropriate filing of a Notification and Report Form pursuant to the HSR Act, which filing shall in any event be made within twenty (20) Business Days following the date hereof, and (ii) make such filings and submissions contemplated by applicable foreign Competition Laws as set forth on Section 5.6(b) of the Company Disclosure Letter.

(c) Subject to the other provisions of this Agreement, including those set forth elsewhere in this Section 5.6, each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall (i) to the extent permitted by applicable Law, promptly inform the other Party of any substantive communication (oral and written) received by such party from, or given by such Party to, any Governmental Entity with respect to any applications, notices, filings or requests made (or any consents, approvals or clearances sought to be obtained) in connection with the transaction contemplated by this Agreement (including keeping the other Parties apprised, on a current basis of the status thereof); (ii) to the extent permitted by applicable Law, promptly inform the other Party of any substantive communication (oral and written) received by such Party from, or given by such Party to, any Person that is not a Governmental Entity in connection with any Proceeding (or threatened Proceeding) by such Person regarding or arising out of this Agreement or the transactions contemplated by this Agreement; (iii) consult with the other Parties (subject to applicable Law relating to the exchange of information) in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party relating to any applications, notices, filings or requests made (or any consents, approvals or clearances sought to be obtained) in connection with the transaction contemplated by this Agreement; (iv) use reasonable best efforts to furnish to the other Party and, upon request, to any Governmental Entities such information and assistance as may be reasonably requested in connection with the foregoing, including by responding promptly to and using reasonable best efforts to comply fully with any request for additional information or documents under any applicable Law; and (v) not independently participate in any meeting (including telephonic meetings) with any Governmental Entity in connection with the foregoing without giving the other Party sufficient prior notice of the meeting (including telephonic meetings) and, to the extent permitted by such Governmental Entity, the opportunity to attend and/or participate in such meeting (including telephonic meetings). Notwithstanding anything in this Section 5.6 to the contrary, materials provided by or on behalf of Parent to the Company or its counsel or the Company to Parent or its counsel may be redacted to the extent necessary (a) to remove references concerning Parent’s or the Company’s valuation analyses with respect to the Company and the Company Subsidiaries, (b) as necessary to comply with Contracts in effect on the date hereof, (c) to address reasonable concerns regarding attorney-client privilege or (d) to remove personal, proprietary and other confidential business information. Neither Parent nor the Company shall acquire, or agree to acquire, any business, entity or undertaking, where that acquisition, if completed, will or is reasonably likely to have a materially adverse effect on the prospects of obtaining any regulatory approval to be sought in relation to the Agreement.

(d) Notwithstanding anything to the contrary in this Agreement (i) in no case shall the Company, Parent or Merger Sub be obligated to (and the Company shall not, without the written consent of Parent, and in no event shall Parent or Merger Sub be deemed to have breached any representation, warranty, covenant or agreement for refusing to) become subject to, consent to or agree to, or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change its respective assets or business (including those of its respective Affiliates (but for the avoidance of doubt excluding any Specified Persons, as to whom no such requirements, conditions, understandings, agreements or order shall apply in any event)) in any manner that, either individually or in the aggregate, (A) materially adversely affects the financial condition, business, or the operations of (x) the Company and the Company Subsidiaries, on a consolidated basis, or (y) Parent and its Affiliates or (B) prohibits or materially limits the ownership, control or operation by (x) the Company and the Company Subsidiaries or (y) Parent and its Affiliates of any material portion of its or their respective businesses or assets, or compels the Company or Parent or any of its Affiliates to dispose of or hold separate any of its material businesses or assets or any portion thereof.

(e) For the avoidance of doubt, Parent and the Parent Subsidiaries and the Company and the Company Subsidiaries shall not be required (and without the prior consent of Parent, the Company and the Company Subsidiaries shall not) to take any action with respect to any order or any applicable Law or in order to obtain any approval, consent or clearance which is not conditioned upon the consummation of the Merger.

(f) Without limiting the generality of anything contained in this Section 5.6 but subject in all respects to Section 5.6(d), each Party shall use their respective reasonable best efforts to obtain any consents or approvals from any Persons (other than Governmental Entities) that are necessary or advisable in connection with the transactions contemplated by this Agreement. In the event that the Parties hereto shall fail to obtain any such third party consent, the Company shall use its reasonable best efforts, and shall take such actions as are reasonably requested by Parent, to minimize any adverse effect upon the Company and the Company Subsidiaries resulting, or which would reasonably be expected to result, after the Effective Time, from the failure to obtain such consent. Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any such approval or consent with respect to any transaction contemplated by this Agreement, (i) none of the Company or any Company Subsidiary shall be required to, or, without the prior written consent of Parent, shall, pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such person and (ii) none of Parent, Merger Sub or any of their Affiliates shall be required to pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation.

Section 5.7. Notification of Certain Matters. Each Party shall give reasonably prompt written notice to the other Party, if to such Party’s Knowledge, (a) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the Outside Date or (b) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided that (i) nothing in this Section 5.7 shall be deemed to affect, modify or condition the obligations of each party to effect the Closing and (ii) each Party’s obligations, actions or inactions pursuant to this Section 5.7 shall be deemed excluded for purposes of determining whether the conditions set forth in either Section 6.2 or Section 6.3 have been satisfied.

Section 5.8. Publicity. Except with respect to any Change of Recommendation made by the Company in accordance with Section 5.5, so long as this Agreement is in effect, each of Parent and the Company shall consult with each other before issuing any press release or public statement with respect to this Agreement, the Merger or the other transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior consent (not to be unreasonably withheld, delayed or conditioned) of the other Party; provided that a Party may, without obtaining the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances), issue such press release or make such public statement as may upon the advice of outside counsel be required by applicable Law or the rules and regulations of Nasdaq or NYSE, as applicable. Without limiting the foregoing, Parent and the Company shall use reasonable efforts to cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other Party, and the Company shall consult with Parent regarding communications with customers, stockholders and employees related to the transactions contemplated hereby.

Section 5.9. Indemnification.

(a) From and after the Effective Time, Parent will cause the Surviving Company to indemnify, defend and hold harmless, to the fullest extent permitted by the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement and as permitted under applicable Law, all past and present directors and officers of the Company and any Company Subsidiary (each, together with such person’s heirs, executors or administrators, a “Company Indemnified Party”) against any liabilities, damages, costs or expenses (including reasonable attorneys’ fees and expenses) incurred in connection with any Proceeding (whether asserted before or after the Effective Time) arising out of acts or omissions occurring at or prior to the Effective Time in connection with such Company Indemnified Party having served as a director or officer of the Company or a Company Subsidiary or having served at the request of the Company or a Company Subsidiary as a director, officer or employee of any other corporation, limited liability company, partnership, joint venture, employee benefit plan, trust or other business (and including any acts or omissions with respect to this Agreement or the consummation of the transactions contemplated hereby), and, to the same extent that such Company Indemnified Parties have the right to advancement of expenses from the Company or a Company Subsidiary as of the date of this Agreement, to provide advancement of expenses to any such Company Indemnified Party, subject to receipt of an undertaking from such Company Indemnified Party to repay such advanced amounts if it is determined by a court of competent jurisdiction in a final judgment that such Company Indemnified Person was not entitled to indemnification. Such rights set forth in this Section 5.9(a) shall continue in full force and effect until the expiration of the applicable statute of limitations with respect to any such Proceedings against any Company Indemnified Party, except as otherwise required by applicable Law, and Parent shall cause the Surviving Company (or any successor) to include and maintain in effect, for a period of six (6) years after the Effective Time, the provisions regarding elimination of liability of directors that are in the Company’s certificate of incorporation as in effect as of the date of this Agreement.

(b) For a period of six (6) years after the Effective Time, Parent shall maintain or cause the Surviving Company to maintain for the benefit of each Company Indemnified Party a directors’ and officers’ liability insurance policy that provides coverage for acts or omissions occurring prior to the Effective Time (the “D&O Insurance”) with terms and conditions which are, in the aggregate, not less advantageous to such Company Indemnified Party than the terms and conditions of the existing directors’ and officers’ liability insurance policy of the Company; provided that, at Parent’s option, in lieu of the foregoing insurance coverage, Parent or, with Parent’s consent, the Company may at or prior to the Effective Time substitute therefor a single premium tail coverage with respect to the D&O Insurance that provides coverage for period of six (6) years after the Effective Time, with terms and conditions which are, in the aggregate, not less advantageous to such Company Indemnified Party than (and otherwise comparable to) the terms and conditions of the existing directors’ and officers’ liability insurance policy of the Company. Notwithstanding the foregoing, in no event will Parent be required to expend (and in no event shall the Company expend), in the aggregate, an amount in excess of 300% of the most recent annual premium paid by the Company for the existing directors’ and officers’ liability insurance policy of the Company (the “Insurance Amount”), and if Parent is unable to maintain or obtain the insurance called for by this Section 5.9(b) for an amount equal to or less than the Insurance Amount, Parent shall obtain as much comparable insurance as may be available for the Insurance Amount.

(c) In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties, rights and other assets to any Person, then, in each such case to the extent so required, Parent shall cause proper provision to be made so that such successor or assign of the Surviving Company assumes the obligations set forth in this Section 5.9.

(d) The provisions of this Section 5.9 are intended to be for the benefit of, and will be enforceable by, the Company Indemnified Parties following the Closing and are in addition to, and not in substitution for, any other rights to indemnification, advancement or contribution that any such Person may have by Law, Contract or otherwise.

Section 5.10. Employee Matters.

(a) For a period commencing on the Effective Time, and ending on December 31, 2019, the Surviving Company will provide individuals who are employees of the Company or any Company Subsidiary immediately prior to the Effective Time and continue to be employees of Parent or one of the Parent Subsidiaries (including the Surviving Company) immediately following the Effective Time, but only for so long as such individuals are so employed (each, a “Continuing Employee”), (i) a base salary, regular hourly wage, or commission opportunities, as applicable, that are not less than the base salary, regular hourly wage, or commission opportunities, as applicable, provided to such Continuing Employees by the Company and the Company Subsidiaries on the date of this Agreement, (ii) target cash incentive compensation opportunities (excluding equity-based incentive compensation opportunities) that are not less than the target cash incentive compensation opportunities (excluding equity-based incentives) provided to such Continuing Employees by the Company and the Company Subsidiaries on the date of this Agreement, and (iii) employee benefits (other than equity-based awards) that are either (A) substantially comparable to the employee benefits (other than equity-based awards, including under the ESPP) provided by the Company or any Company Subsidiary on the date of this Agreement or (B) substantially comparable to the employee benefits (other than equity-based awards) provided to similarly-situated employees of Parent and the Parent Subsidiaries.

(b) As of the Effective Time, Parent shall, and shall cause the Surviving Company and any applicable Company Subsidiary to, (i) give Continuing Employees credit for purposes of eligibility, benefit accrual, vesting and entitlement to benefits where length of service is relevant (but not for any purposes under any employee benefit plan that is a defined benefit pension plan) under any employee benefit and compensation plans or arrangements maintained by Parent or an applicable Parent Subsidiary that such employees may be eligible to participate in after the Effective Time (“New Plans”) for such Continuing Employees’ service with the Company or any Company Subsidiaries to the same extent that such service was credited for purposes of any comparable employee benefit plan of the Company or a Company Subsidiary immediately prior to the Effective Time and in no event shall service prior to the Effective Time be required to be taken into account if such service credit would result in the duplication of benefits with respect to the same period. In addition, and without limiting the generality of the foregoing, Parent shall provide that (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Benefit Plan in which such Company Employee participated immediately before the replacement, and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, all pre-existing condition limitations, exclusions, actively-at-work requirements or waiting periods of such New Plan be waived for such employee and his or her covered dependents to the extent waived or not applicable under a comparable Company Benefit Plan in which such Company Employee Participated immediately before the replacement, and any eligible expenses incurred by such employee and his or her covered dependents under a Company Benefit Plan during the portion of the plan year prior to the Effective Time to taken into account under such New Plan for purposes of satisfying all deductible, co-insurance, co-payment and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the remainder of the applicable plan year during which the Effective Time occurs as if such amounts had been paid in accordance with such New Plan.

(c) From and after the Effective Time, the Company or the Surviving Company, as applicable, will, and Parent will cause the Company or the Surviving Company, as applicable, to, honor, in accordance with their terms, (i) the 2018 Corporate Incentive Plan and the Executive Leadership Team 2018 Supplemental Bonus Program and (ii) all employment, severance, income continuity and change of control programs, plans or agreements between the Company or any Company Subsidiary and the Continuing Employees including bonuses, incentives, severance payments or deferred compensation in existence on the date hereof, in each case, in accordance with their terms as in effect immediately prior to the date of this Agreement or to the extent amended in accordance with the terms of this Agreement or in accordance with the terms of such programs, plans or agreements as in effect prior to the Effective Time, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event).

(d) No provision of this Section 5.10 shall be construed as a limitation on the right of Parent, or to cause any Parent Subsidiary to, amend or terminate any specific employee benefit plan that Parent or a Parent Subsidiary would otherwise have under the terms of such employee benefit plan, nor shall any provision of this Section 5.10 be construed to require the continuation of the employment of any particular Continuing Employee. The provisions of this Section 5.10 are solely for the benefit of the Parties, and no Company Employee or any other Person shall be a third-party beneficiary of this Section 5.10, and nothing herein shall be construed as an amendment to any employee benefit plan of Parent or any Parent Subsidiary or other compensation or benefit plan or arrangement for any purpose.

Section 5.11. Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger to be listed on Nasdaq, subject to official notice of issuance, prior to the Closing Date.

Section 5.12. Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any acquisitions or dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 5.13. Stockholder Litigation. Prior to the Effective Time, in the event that any litigation or other Proceeding of any stockholder related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought, or to the Knowledge of the Company, threatened against any of the Company and/or the members of the Company Board prior to the Effective Time, the Company shall promptly notify Parent of any such litigation or other Proceeding and shall keep Parent reasonably informed on a reasonably current basis with respect to the status thereof. The Company shall consult with Parent on a regular basis with respect to, and shall give Parent the opportunity to participate, at Parent’s expense, in the defense or settlement of, any such litigation or Claims, and no such settlement or compromise shall be agreed to without Parent’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 5.14. Takeover Laws. If any Takeover Law becomes applicable to any of the transactions contemplated by this Agreement, the Company shall take all action reasonably necessary to enable the transactions contemplated by this Agreement to be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Takeover Law on the transactions contemplated by this Agreement.

Section 5.15. Company Cooperation on Certain Matters. After the date hereof and prior to the earlier of the Effective Time and the termination of this Agreement, Parent and the Company shall establish procedures, subject to applicable Law, reasonably acceptable to both Parties by which the Parties will confer on a regular and continued basis regarding the general status of the ongoing operations of the Company and the Company Subsidiaries and integration planning matters and communicate and consult with specific Persons to be identified by each Party to the other with respect to the foregoing.

Section 5.16. Certain Tax Matters.

(a) During the period from the date of this Agreement to the Closing, Parent and the Company shall (and Parent shall cause the Parent Subsidiaries (including Merger Sub) to and the Company shall cause the Company Subsidiaries and the New Holding Company to) each (i) use reasonable best efforts to cause (x) the Merger and the Sirius XM Radio Merger, taken together, and (y) the Holding Company Merger and the Conversion, taken together, to in each case constitute a reorganization under Section 368(a) of the Code, (ii) neither take any action nor fail to take any action if such action or such failure could reasonably be expected to prevent or impede (x) the Merger and the Sirius XM Radio Merger, taken together, or (y) the Holding Company Merger and the Conversion, taken together, in either case from qualifying as a reorganization within the meaning of Section 368(a) of the Code, and (iii) use reasonable best efforts to obtain the opinion described in Section 6.2(f) (in the case of Parent and Merger Sub) and the opinion described in Section 6.3(e) (in the case of the Company). The obligations of Parent and the Company pursuant to this Section 5.16(a) shall include negotiating in good faith such amendments to this Agreement as may be reasonably required in order to restructure the transactions set forth herein if such restructuring would be necessary to allow Parent to obtain the opinion described in Section 6.2(f) or the Company to obtain the opinion described in Section 6.3(e), including any other additional or alternative steps that could be taken to preserve the intended treatment of the transactions set forth herein as a reorganization within the meaning of Section 368(a) of the Code and that do not adversely affect Parent, the Company or any of their respective Affiliates.

(b) Parent and the Company shall (and Parent shall cause the Parent Subsidiaries (including Merger Sub) to and the Company shall cause the Company Subsidiaries and the New Holding Company to) execute and deliver officer’s certificates containing appropriate representations at such time or times as may be reasonably requested by counsel, including in connection with any filing of the Form S-4 and the delivery of the opinions described in Section 6.2(f) and Section 6.3(e), for purposes of rendering opinions with respect to the tax treatment of the Merger, the Sirius XM Radio Merger, the Holding Company Merger and the Conversion.

(c) If the opinion described in Section 6.2(f) or the opinion described in Section 6.3(e) cannot be obtained despite the reasonable best efforts described in Section 5.16(a), the closing conditions in Section 6.2(f) and Section 6.3(e) shall not apply and the parties hereto (i) shall execute a reverse subsidiary merger of Merger Sub with and into the Company, with the Company surviving such merger (the “Alternative Reverse Subsidiary Merger”) (it being understood that under such circumstances, the Alternative Reverse Subsidiary Merger shall be structured so that it shall be treated as a taxable stock sale by the Company shareholders (other than Parent or any Parent Subsidiaries) for U.S. federal income tax purposes), and (ii) shall not effect the Sirius XM Radio Merger, the Holding Company Merger or the Conversion and, to the extent necessary, shall negotiate in good faith such amendments to this Agreement as may be reasonably required in order to execute such Alternative Reverse Subsidiary Merger and to not effect the Sirius XM Radio Merger, the Holding Company Merger or the Conversion.

Section 5.17. Company Convertible Notes and Credit Agreement.

(a) Prior to the Closing, the Company shall take all actions required in order to comply with, and discharge its obligations under, the terms of the Convertible Notes

Indenture, including (i) giving any notices and the filings that may be required in connection with any conversions of Convertible Notes occurring as a result of the transactions contemplated by this Agreement; (ii) executing and delivering to Citibank, N.A., as trustee under the Convertible Notes Indenture, a supplemental indenture effective as of the Effective Time complying with the requirements of Article 10 and Article 11 and Section 14.07 of the Convertible Notes Indenture, together with any related certificates, legal opinions and other documents required by the Convertible Notes Indenture to be delivered in connection with such supplemental indenture; (iii) delivering any other supplemental indentures, legal opinions, officers certificates or other documents or instruments required in connection with the consummation of the Merger or otherwise reasonably requested by Parent and (iv) taking such actions as necessary to ensure that, at the Effective Time, each outstanding Convertible Note shall no longer be convertible into shares of Company Common Stock and shall instead be determined by reference to the Merger Consideration, in each case of clauses (i), (ii), (iii) or (iv) in accordance with, and subject to, the provisions of the Convertible Notes Indenture (including the time periods specified therein). The Company shall provide Parent a reasonable opportunity to review and to comment on such documents or instruments and shall take into account in good faith any such comments as reasonably proposed by Parent or its counsel.

(b) The Company shall use its reasonable best efforts to deliver to Parent, on or prior to the third business day prior to the Closing Date, a copy of a payoff letter (subject to delivery of funds as arranged by Parent), from the requisite creditors or agents under the Credit Agreement setting forth the amount required to pay off in full on the Closing Date the Credit Agreement and the commitment of the relevant creditors or agent to release any liens and terminate all guarantees in connection therewith following satisfaction of the terms set forth in such payoff letter.

Section 5.18. Parent Vote. Parent shall or shall cause to be voted, all of the shares of Company Common Stock and Company Preferred Stock owned beneficially or of record by Parent or any of its Affiliates, at any meeting of the holders of capital stock of the Company or, if applicable, pursuant to any consent of the stockholders of the Company in lieu of a meeting or otherwise, in favor of this Agreement and the Merger.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1. Conditions to Obligations of Each Party. The respective obligations of each Party to consummate the Closing are subject to the satisfaction of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by the applicable Party):

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Nasdaq Listing. The shares of Parent Common Stock to be issued in the Merger and any such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(c) No Legal Restraints. No Law or Order (whether temporary, preliminary or permanent) shall have been promulgated, enacted or issued by any Governmental Entity of competent jurisdiction that prohibits or makes illegal the consummation of the Merger; provided that prior to a Party asserting this condition with respect to any Order such Party shall have used its reasonable best efforts to oppose any such Order and to have such Order vacated or made inapplicable to such Merger, as the case may be.

(d) Form S-4. The Form S-4 shall have become effective by the SEC under the Securities Act, shall not be the subject of any stop order in effect and no Proceedings seeking a stop order shall be pending before the SEC.

(e) Regulatory Matters. (i) The waiting period (and any extensions thereof) under the HSR Act applicable to the Merger shall have expired or been terminated and (ii) the decisions, orders, consents or expiration of any waiting periods required to consummate the transaction contemplated by this Agreement under the Competition Laws of the countries or jurisdictions listed on Section 6.1(e) of the Company Disclosure Letter shall have occurred or been granted.

Section 6.2. Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to consummate the Closing are subject to the satisfaction (or waiver by Parent) of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.3, Section 3.7(a), Section 3.20, Section 3.21 and Section 3.23 shall be true and correct in all respects as of the date of this Agreement and at and as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), (ii) the representations and warranties of the Company contained in Sections 3.2(a), Section 3.2(b) and Section 3.22 shall be true and correct in all but de minimis respects as of the date of this Agreement and at and as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date) and (iii) the other representations and warranties of the Company set forth in this Agreement shall be true and correct (in each case without giving effect to any materiality or Company Material Adverse Effect qualifier therein), as of the date of this Agreement and at and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Covenants. The Company shall have performed or complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it prior to the Closing.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there has not been any event, change, condition, occurrence or effect, that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(d) Officer’s Certificate. Parent shall have received a certificate signed on behalf of the Company by an executive officer certifying that the conditions set forth in Section 6.2(a), (b) and (c) have been satisfied.

(e) FIRPTA Certificate. Parent shall have received from the Company a certificate, dated as of the Closing Date and duly executed by an executive officer of the Company, in accordance with Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3).

(f) Tax Opinion. Subject to Section 5.16(c), Parent shall have received from Simpson Thacher & Bartlett LLP, counsel to Parent, or another nationally recognized law firm, a written opinion dated the Closing Date to the effect that for U.S. federal income tax purposes (x) the Merger and the Sirius XM Radio Merger, taken together, and (y) the Holding Company Merger and the Conversion, taken together, will in each case constitute a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such counsel, including representations set forth in certificates of officers of Parent, Merger Sub, the New Holding Company and the Company.

Section 6.3. Conditions to Obligations of the Company to Effect the Merger. The obligation of the Company to consummate the Merger is subject to the satisfaction at or prior to the Closing of the following conditions (which may be waived in whole or in part by the Company):

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in Section 4.3, Section 4.7(a) and Section 4.13 shall be true and correct in all respects as of the date of this Agreement and at and as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), (ii) the representations and warranties of Parent and Merger Sub contained in Section 4.2, Section 4.12 and Section 4.14 shall be true and correct in all but de minimis respects as of the date of this Agreement and at and as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date) and (iii) the other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (in each case without giving effect to any materiality or Parent Material Adverse Effect qualifier therein), as of the date of this Agreement and at and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except in the case of this clause (iii) where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by each of them prior to the Closing.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there has not been any event, change, condition, occurrence or effect, that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(d) Officer’s Certificate. The Company shall have received a certificate signed on behalf of Parent by an executive officer certifying that the conditions set forth in Section 6.3(a), (b) and (c) have been satisfied.

(e) Tax Opinion. Subject to Section 5.16(c), the Company shall have received from Sidley Austin LLP, counsel to the Company, or another nationally recognized law firm, a written opinion dated the Closing Date to the effect that for U.S. federal income tax purposes (x) the Merger and the Sirius XM Radio Merger, taken together, and (y) the Holding Company Merger and the Conversion, taken together, will in each case constitute a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such counsel, including representations set forth in certificates of officers of Parent, Merger Sub, the New Holding Company and the Company.

ARTICLE VII

TERMINATION

Section 7.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing, whether before or, except as provided below, after the Company Stockholder Approval has been obtained (with any termination by Parent also being an effective termination by Merger Sub):

(a) by the mutual written consent of Parent and the Company;

(b) by either of Parent or the Company, by written notice to the other:

(i) if any Governmental Entity of competent jurisdiction shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the Merger and such Order shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any Party unless such Party shall have used its reasonable best efforts to oppose any such Order and to have such Order vacated or made inapplicable to such Merger;

(ii) if the Merger shall not have been consummated on or before the nine (9) month anniversary of the date of this Agreement (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any Party whose failure to perform in all material respects its obligations under this Agreement was the primary cause of the failure of the Merger to have been consummated by the Outside Date; or

(iii) if the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholders Meeting duly convened therefor (including at any adjournment or postponement thereof);

(c) by the Company, by written notice to Parent, if Parent or Merger Sub shall have breached any of its representations, warranties, covenants or agreements set forth in this Agreement, such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would be incapable of being satisfied by the Outside Date and, if such breach is curable, following notice of such breach by the Company to Parent such breach is not cured within thirty (30) days (or the Business Day before the Outside Date, if earlier); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c) if the Company is in material breach of any of its covenants or agreements contained in this Agreement, which breach has not been cured;

(d) by Parent, by written notice to the Company, if the Company shall have breached any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would be incapable of being satisfied by the Outside Date and, if such breach is curable, following notice of such breach by the Company to Parent such breach is not cured within thirty (30) days (or the Business Day before the Outside Date, if earlier); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if Parent or Merger Sub is in material breach of any of its covenants or agreements contained in this Agreement, which breach has not been cured;

(e) by Parent, by written notice to the Company, if (A) a Change of Recommendation shall have occurred, whether or not made in accordance with this Agreement; (B) the Company shall have breached Section 5.4 by failing to call and hold the Company Stockholders Meeting as provided therein; (C) the Company shall have materially breached Section 5.5; (D) the Company has approved, adopted, publicly endorsed or recommended or entered into an Alternative Acquisition Agreement; (E) the Company Board shall have failed to publicly recommend against any tender offer or exchange offer that constitutes a Company Acquisition Proposal (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by the Company’s stockholders) within ten (10) Business Days after the commencement (as such term is defined in Rule 14d-2 of the Exchange Act) of such tender offer or exchange offer; or (F) after the date hereof, any Person shall have publicly announced a Company Acquisition Proposal or any plan or intention (whether or not conditional) to make a Company Acquisition Proposal, or if any such Company Acquisition Proposal or intention shall have otherwise become publicly disclosed, and the Company Board shall fail to publicly reaffirm the Company Recommendation within ten (10) Business Days following Parent’s written request to do so; or

(f) by the Company, by written notice to Parent, if (i) the Company Stockholder Approval has not been obtained, (ii) the Company Board authorizes the Company, subject to complying with the terms of Section 5.5 with respect to such Company Superior

Proposal, to enter into a binding definitive agreement to effect a transaction constituting a Company Superior Proposal, (iii) the Company prior to or concurrently with such termination pays to Parent in immediately available funds the Company Termination Fee or the Go-Shop Termination Fee, as applicable, and (iv) the Company enters into such binding definitive agreement substantially concurrently with such termination.

Section 7.2. Effect of Termination. In the event of the termination of this Agreement in accordance with Section 7.1, this Agreement shall forthwith become void and have no effect, and there shall not be any liability or obligation on the part of any Party hereto (or any of its Representatives or Affiliates) to another Party, except that (i) the provisions of this Section 7.2, Section 7.3 and Article VIII shall survive such termination and (ii) no such termination shall relieve any Party from liability to any other Party for fraud or willful and material breach of this Agreement. For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an action by the breaching Party (or failure to act by the breaching Party) with the Knowledge that the taking of such action (or failure to take such action) would, or would reasonably be expected to, cause a breach of this Agreement.

Section 7.3. Termination Fee.

(a) The Company shall pay Parent or its designee, by wire transfer of immediately available funds, $52.5 million (the “Go-Shop Termination Fee”) if this Agreement is terminated by the Company pursuant to Section 7.1(f) in order to enter into a definitive agreement to effect a Company Superior Proposal with an Excluded Party; provided that such definitive agreement is entered into by 11:59 p.m. (New York City time) on November 22, 2018.

(b) The Company will pay to Parent or its designee, by wire transfer of immediately available funds, $105 million (the “Company Termination Fee”) if this Agreement is terminated as follows:

(i) The Company terminates this Agreement pursuant to Section 7.1(f) in a circumstance in which the Go-Shop Termination Fee is not payable;

(ii) (A) Parent terminates this Agreement pursuant to clauses (A), (B), (D), (E) or (F) of Section 7.1(e) in a circumstance in which the Company is not entitled to terminate this Agreement pursuant to Section 7.1(f) and pay the Go-Shop Termination Fee or (B) Parent or the Company terminate this Agreement pursuant to Section 7.1(b)(iii) at a time when this Agreement was terminable pursuant to clauses (A), (B), (D), (E) or (F) of Section 7.1(e) in a circumstance in which the Company is not entitled to terminate this Agreement pursuant to Section 7.1(f) and pay the Go-Shop Termination Fee; or

(iii) (A) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(ii) or Section 7.1(b)(iii), (B) after the date of this Agreement, any Person shall have made a Company Acquisition Proposal (whether or not conditional) or shall have publicly proposed, announced or communicated any plan or intention (whether or not conditional) to make a Company Acquisition Proposal and such Company Acquisition Proposal is not unconditionally withdrawn prior to the Outside

Date (in the case of a termination pursuant to Section 7.1(b)(ii)) or the time of the vote taken on the Company Stockholder Approval at the Company Stockholders Meeting (in the case of a termination pursuant to Section 7.1(b)(iii)), and (C) within twelve (12) months of the date of the termination of this Agreement, the Company enters into an agreement with respect to a Company Acquisition Proposal or a transaction in respect of a Company Acquisition Proposal is consummated (in each case, whether or not with a Person that made a Company Acquisition Proposal referenced in clause (B)); provided that solely for the purposes of clause (C), all references in the definition of “Company Acquisition Proposal” to “15%” shall be deemed to be references to “50%”.

(c) If the Company Termination Fee becomes payable (except pursuant to Section 7.3(b)(iii)) or the Go-Shop Termination Fee becomes payable, such fee shall be paid on the date the Agreement is terminated. If the Company Termination Fee becomes payable pursuant to Section 7.3(a)(iii), the Company Termination Fee shall be paid on the date the Company enters into an agreement with respect to a Company Acquisition Proposal (or, if earlier, the date a transaction in respect of a Company Acquisition Proposal is consummated). The Company Termination Fee and the Go-Shop Termination Fee shall, if payable, be paid by wire transfer of immediately available funds to an account designated by Parent.

(d) The Company acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement. If the Company fails promptly to pay the Company Termination Fee or the Go-Shop Termination Fee, and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the payment thereof or a settlement in which the Company pays all or any portion of the Company Termination Fee or the Go-Shop Termination Fee, the Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the Company Termination Fee or the Go-Shop Termination Fee, as applicable, from the date of the Company Termination Fee or the Go-Shop Termination Fee was payable pursuant to this Agreement at a rate per annum equal to the prime rate as published in The Wall Street Journal on the date such payment was required to be made.

ARTICLE VIII

MISCELLANEOUS

Section 8.1. Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company contemplated hereby, by written agreement of the Parties hereto at any time prior to the Closing Date with respect to any of the terms contained herein; provided, that following receipt of such stockholder approval, no amendment, modification or supplement of this Agreement shall be made that by applicable Law or the rules or regulations of the NYSE requires any further approval or authorization of such stockholders, without such approval or authorization by such stockholders.

Section 8.2. Extension; Waiver. At any time prior to the Closing, each Party may (a) extend the time for the performance of any of the obligations or other acts of the other

Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions of the other Parties contained in this Agreement. Except as required by applicable Law, no such extension or waiver shall require the approval of the stockholders of any of Parent, the Company or Merger Sub. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

Section 8.3. No Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument pursuant hereto will survive the Closing, except Article VIII and the covenants and agreements that by their terms apply or are to be performed in whole or in part after Closing (including those contained in Article II, Section 5.09 and Section 5.10) shall survive the Closing.

Section 8.4. Expenses. Except as otherwise provided in Section 7.3 (or otherwise as expressly provided in this Agreement), all fees and expenses incurred by the Parties hereto shall be borne solely by the Party that has incurred such fees and expenses whether or not the Merger is consummated.

Section 8.5. Notices. All notices and other communications in connection with this Agreement will be in writing and will be deemed duly given (a) on the date of delivery if delivered personally, by facsimile or by electronic mail or (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service. All notices in connection with this Agreement will be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

(a) if to Parent or Merger Sub, to:

Sirius XM Holdings Inc.

1290 Avenue of the Americas

11th Floor

New York, New York 10104

Attn: General Counsel

Email: patrick.donnelly@siriusxm.com

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention:         Eric M. Swedenburg

                          Ravi Purushotham

Facsimile No.: (212) 455-2502

Email:              eswedenburg@stblaw.com

                          rpurushotham@stblaw.com

(b) if to the Company, to:

Pandora Media, Inc.

2100 Franklin Street

Suite 700

Oakland, CA 94612

Attention: General Counsel

Email: legal@pandora.com

with a copy to:

Sidley Austin LLP

1001 Page Mill Road, Building 1

Palo Alto, California 94304

Attention:         Martin A. Wellington

                          Jennifer F. Fitchen

Facsimile No.: (650) 565 7100

Email:               mwellington@sidley.com

                           jfitchen@sidley.com

Section 8.6. Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter, the Confidentiality Agreement and the Investment Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof.

Section 8.7. Third Party Beneficiaries.

(a) This Agreement is not intended to confer any rights (including the right to rely upon the representations, warranties and covenants set forth herein), benefits, remedies, obligations or liabilities upon any Person other than the Parties hereto and their respective successors and assigns, except that (i) following the Effective Time, the provisions of Section 5.9 shall be enforceable by each Company Indemnified Party and his or her heirs, executors or administrators and representatives, and (ii) following the Effective Time, the provisions of Article II with respect to the rights of holders of shares of Company Common Stock to receive the Merger Consideration, as applicable, shall be enforceable by such holders.

(b) The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties may be subject to waiver by the Parties in accordance with Section 8.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, persons other than the Parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.8. Severability. If any term, provision, covenant or restriction (or part thereof) of this Agreement is held by a court of competent jurisdiction or other

Governmental Entity to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated hereby, taken as a whole, are not affected in a manner materially adverse to any Party hereto.

Section 8.9. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any such assignment without such consent shall be null and void; provided that, without the consent of any other Party, prior to the mailing of the Proxy Statement, Parent may designate, by written notice to the Company, another wholly-owned direct or indirect Parent Subsidiary to be a party to the Merger in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Parent Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Parent Subsidiary as of the date of such designation; provided, further, that any such designation not impede or delay the Merger or the other transactions contemplated by this Agreement. For the avoidance of doubt, without the consent of any Party, Parent may transfer the shares of common stock of Merger Sub to any one or more direct or indirect wholly-owned Subsidiaries of Parent.

Section 8.10. Governing Law. This Agreement and any claims and causes of action arising hereunder, whether in tort, contract or otherwise, shall be governed and construed in accordance with the Laws of the State of Delaware.

Section 8.11. Exclusive Jurisdiction. Each of the Parties (a) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, and (d) consents to service of process being made through the notice procedures set forth in Section 8.5.

Section 8.12. Specific Performance. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any federal court located in the State of Delaware without proof of actual damages or otherwise (and, to the fullest extent permitted by Law, each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.

Section 8.13. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.14. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties (including by facsimile or via portable document format (.pdf)), it being understood that all Parties need not sign the same counterpart.

Section 8.15. Interpretation. The words “include,” “includes,” and “including” shall be deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Parent Disclosure Letter and the Company Disclosure Letter. The word “will” shall be construed to have the same meaning and effect as the word “shall.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The Company Disclosure Letter and the Parent Disclosure Letter are hereby incorporated in and made a part of this Agreement as if set forth in full herein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract, instrument or Law defined or referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented in a manner consistent with this Agreement, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. This Agreement is the product of negotiations by the Parties having the assistance of counsel and other advisers. It is the intention of the Parties that this Agreement not be construed more strictly with regard to one Party than with regard to the others. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 8.16. Definitions.

(a) The following terms and those set forth in the Index of Defined Terms shall have the meanings specified in this Section 8.16 or on the corresponding page number of the Index of Defined Terms:

“2015 Company Notes Indenture” means that certain Indenture, dated as of December 9, 2015, among Pandora Media, Inc. and Citibank, N.A., as Trustee.

“2018 Company Notes Indenture” means that certain Indenture, dated as of June 1, 2018, among Pandora Media, Inc. and Citibank, N.A., as Trustee.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, but shall not contain any standstill provision.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, Controls, is controlled by, or is under common control with, such first Person; provided however that (i) the Company and the Company Subsidiaries shall not be deemed to be Affiliates of Parent or any of its Affiliates and (ii) none of the Specified Persons will be treated as an Affiliate of Parent or any Parent Subsidiaries or any of their respective Affiliates for any purpose hereunder.

“Business Day” means any day except a Saturday, a Sunday or other day on which banking institutions in the New York, New York, or Oakland, California, are authorized or required by Law to be closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Acquisition Proposal” means any inquiry, proposal, indication of interest or offer from any Person (other than Parent or any of the Parent Subsidiaries), whether written or oral, relating to, or that could reasonably be expected to lead to, in one transaction or a series of transactions, any direct or indirect (i) acquisition, purchase or sale of a business or assets that constitute 15% or more of the consolidated business, revenues, net income or assets (including stock of the Company’s Subsidiaries) of the Company and the Company Subsidiaries, (ii) merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, or (iii) purchase or sale of, or tender or exchange offer (including a self-tender offer) for, securities of the Company that, if consummated, would result in any Person (or the stockholders of such Person) beneficially owning securities representing 15% or more of the equity or total voting power of the Company.

“Company Benefit Plan” means each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, including multiemployer plans (within the meaning of Section 3(37) of ERISA), and each other stock grant, stock purchase, stock option, restricted stock, other equity or equity-related, severance, employment, consulting, change-in-control, retention, fringe benefit, loan, collective bargaining, bonus, incentive, sabbatical, medical, dental, vision, disability, cafeteria benefit, dependent care, welfare benefit, life insurance or accident insurance, retirement, supplemental retirement, deferred compensation or other compensation or benefit plan, agreement, program, policy or arrangement, sponsored, maintained, entered into or contributed to (or required to be contributed to) by the Company or any of its ERISA Affiliates, or to which the Company or any of its ERISA Affiliates is a party, whether written or oral, for the benefit of any Company Employee (including their dependents or beneficiaries) or with respect to which the Company or any of its ERISA Affiliates has any liability (contingent or otherwise).

“Company Board” means the Board of Directors of the Company.

“Company Capital Stock” means, collectively, Company Common Stock and Company Preferred Stock.

“Company Common Stock” means the Company’s common stock, par value $0.0001 per share.

“Company Employee” means any current or former employee, consultant or director of the Company or any of the Company Subsidiaries.

“Company Material Adverse Effect” means any event, change, condition, occurrence or effect that, individually or in the aggregate with all other events, changes, conditions, occurrences or effects, (x) has had or would reasonably be expected to have a material adverse effect on the assets, business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (y) that prevents or materially delays or materially impairs, or that would reasonably be expected to prevent, materially delay or materially impair, the Company’s ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis by the Outside Date, provided, that in determining whether a Company Material Adverse Effect has occurred pursuant to clause (x) above, there shall be excluded any effect resulting from: (i) changes in general economic or political conditions or financial, credit or securities markets in general (including changes in interest or exchange rates); (ii) changes in applicable Laws or changes in GAAP; (iii) acts, declarations or escalations of war, armed hostilities, sabotage, terrorism, earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity; (iv) the negotiation, execution, announcement, consummation or pendency of this Agreement or the transactions contemplated hereby (including the impact thereon on the Company’s and the Company Subsidiaries’ relationships with customers, vendors, lenders or employees); (v) any changes in the credit rating of the Company, the market price or trading volume of shares of Company Common Stock or any failure by the Company to meet internal or published projections, forecasts or revenue or earnings predictions, it being understood that any underlying event causing such changes or failures in whole or in part may be taken into account in determining whether a Company Material Adverse Effect has occurred; (vi) any litigation by holders of Company Common Stock arising from allegations of a breach of fiduciary duty relating to this Agreement or the transactions contemplated hereby; (vii) any suspension of trading generally on the NYSE; or (viii) any action or inaction by the Company or Company Subsidiaries expressly required by this Agreement (other than pursuant to Section 5.1(a)), or action taken or not taken by the Company or the Company Subsidiaries upon the written request of Parent; provided that in each case of clauses (i), (ii), (iii) or (vii), such events, changes, conditions, occurrences or effects shall be taken into account to the extent they have a materially and disproportionately adverse impact on the Company and the Company Subsidiaries relative to other companies in the industry in which the Company and the Company Subsidiaries operate. With respect to references to Company Material Adverse Effect in the representations and warranties set forth in Section 3.4, the exceptions in clause (iv) above shall not apply.

“Company Convertible Notes” means the 1.75% Convertible Senior Notes due 2020 issued by Pandora Media, Inc. pursuant to the 2015 Company Notes Indenture and the 1.75% Convertible Senior Notes due 2023 issued by Pandora Media, Inc. pursuant to the 2018 Company Notes Indenture.

“Company Notes Indenture” means, collectively, the 2015 Company Notes Indenture and the 2018 Company Notes Indenture.

“Company Preferred Stock” means the preferred stock, par value $0.0001 per share, of the Company.

“Company Stock Incentive Plans” means, collectively, (i) the Pandora Media, Inc. 2011 Equity Incentive Plan, as it may be amended from time to time, (ii) the Pandora Media, Inc. 2004 Stock Plan, as it may be amended from time to time, (iii) the TheSavageBeast.com, Inc. 2000 Stock Incentive Plan; (iv) the ESPP; and (v) any other compensatory equity-based plans or Contracts of the Company, including any option plans or Contracts assumed by the Company pursuant to a merger, acquisition or similar transaction.

“Company Stockholder Approval” means the adoption of this Agreement by the holders of a majority of the combined voting power of the outstanding shares of Company Common Stock and the outstanding shares of Company Preferred Stock, voting together as a single class.

“Company Stockholders Meeting” means a meeting of the holders of Company Capital Stock for the purpose of seeking the Company Stockholder Approval (including any adjournments or postponements thereof).

“Company Subsidiary” means a Subsidiary of the Company.

“Company Superior Proposal” means any bona fide written Company Acquisition Proposal (except that references therein to “15%” shall be replaced by “50%”) made by any Person (other than Parent or any Parent Subsidiary) after the date hereof, which in the good faith judgment of the Company Board (after consultation with its outside legal counsel and financial advisors) is, if accepted, likely to be consummated and would result, if consummated on the terms proposed on a timely basis, in a transaction that is more favorable from a financial point of view to the stockholders of the Company than the transactions contemplated by this Agreement, after taking into account (a) the likelihood and timing of consummation (as compared to the transactions contemplated hereby), (b) such other matters that the Company Board considers relevant, including legal, financial (including the financing terms of any such Company Acquisition Proposal), regulatory and other aspects and risks of such Company Acquisition Proposal (including the conditions to closing, any requirement of a stockholder vote of the Person making the proposal, and any financing requirements of such Person) and the identity of the Person making such Company Acquisition Proposal and (c) any changes to the terms of this Agreement proposed by Parent.

“Competition Laws” means all laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade.

“Confidentiality Agreement” means the confidentiality agreement, dated January 25, 2016 between Parent, Liberty Media Corporation and the Company, as the same may be further amended, supplemented or otherwise modified by the Parties.

“Constituent Documents” means, with respect to any Person, the charter, the certificate or articles of incorporation or formation, bylaws, limited liability company or operating agreement or comparable organizational documents of such Person, as the same may be amended, supplemented or otherwise modified from time to time.

“Contract” means any note, bond, debenture, mortgage, indenture, deed of trust, license, lease, agreement or other contract, agreement, commitment, instrument or obligation, in each case, including all amendments, supplements or other modifications thereto.

“Control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

“Credit Agreement” means the Credit Agreement, dated as of December 29, 2017 (as may be amended from time to time, including, without limitation, pursuant to Amendment Number One to Credit Agreement, dated as of February 6, 2018, as further amended by Amendment Number Two to Credit Agreement, dated as of September 21, 2018), by and among the Company, Pandora Media California, LLC, the lenders party thereto, Wells Fargo Bank, National Association, as administrative agent, and JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc. and Wells Fargo Bank, National Association as joint lead arrangers and joint book runners.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, each trade or business, whether or not incorporated, that, together with such Person, would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA or Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the related rules and regulations promulgated thereunder.

“Excluded Party” means any Person from whom the Company or any of its Representatives has received a written Company Acquisition Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date, which written Company Acquisition Proposal the Company Board has determined in good faith prior to the start of the No-Shop Period Start Date (after consultation with its outside counsel and its financial advisor) is or would reasonably be expected to lead to a Company Superior Proposal; provided, however, that a Person shall immediately cease to be an Excluded Party (and the provisions of this Agreement applicable to Excluded Parties shall cease to apply with respect to such Person) if (A) such Company Acquisition Proposal made by such Person prior to the start of the No-Shop Period Start Date is withdrawn (it being understood that any amendment, modification or replacement of such Company Acquisition Proposal shall not, in and of itself, be deemed a withdrawal of such Company Acquisition Proposal) or (B) such Company Acquisition Proposal, in the good faith determination of the Company Board (after consultation with its outside counsel and its financial advisor), no longer is or would reasonably be expected to lead to a Superior Proposal.

“Form S-4” means the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in the Merger (as amended or supplemented from time to time).

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Entity” means, anywhere in the world, any supranational, national, federal, state, provincial, municipal, local or foreign government, governmental or quasi-governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, arbitral body or other tribunal.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

“Indebtedness” means (i) any indebtedness or other obligation for borrowed money, whether current, short-term or long-term, or secured or unsecured, and whether evidenced by a note, bond, debenture or other security or similar instrument or otherwise, (ii) any liabilities or obligations with respect to interest rate swaps, collars, caps and similar hedging obligations or other financial agreements or arrangements entered into for the purpose of limiting or managing interest rate risks, (iii) any capitalized lease obligations, (iv) any obligations for the deferred purchase price of property or services, and (v) guaranties, endorsements and assumptions in respect of any of the foregoing clauses (i) through (iv).

“Intellectual Property” means all worldwide intellectual and industrial property rights, including all (i) patents and inventions, (ii) trademarks, service marks, corporate names, trade names, domain names, social and mobile media identifiers, logos, trade dress, design rights, and other designations of source or origin, together with the goodwill symbolized by any of the foregoing, (iii) copyrights, (iv) trade secrets, know-how, technology, methods, processes, algorithms and confidential information, (v) artists’ and performers’ rights, including rights of performance, publicity, attribution and integrity and (vi) all applications, registrations, renewals, continuations, continuations-in-part, divisionals, reissues, re-examinations, extensions and foreign counterparts of any of the foregoing.

“Investment Agreement” means the Investment Agreement, dated June 9, 2017, by and between the Company and Sirius XM Radio.

“IT Assets” means all software, systems, code, applications, websites, applications, networks and other information technology equipment, assets and infrastructure.

“Knowledge” means the actual knowledge of (a) with respect to the Company, the persons set forth in Section 8.16(a) of the Company Disclosure Letter after reasonable inquiry and (b) with respect to Parent, the persons set forth on Section 8.16(b) of the Parent Disclosure Letter after reasonable inquiry.

“Laws” means any United States, federal, state or local or any foreign law (in each case, statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, statute, regulation or other similar requirement enacted, issued, adopted, promulgated, entered into or applied by a Governmental Entity.

“Lien” means any lien (statutory or otherwise), pledge, hypothecation, mortgage, lease, restriction, covenant, title defect, assignment, charge, encumbrance, adverse right, claim, option, right of first refusal, preemptive right or security interest of any kind or nature whatsoever.

“Materials of Environmental Concern” means any pollutant, contaminant, hazardous or toxic substance or waste, or terms of similar meaning defined or regulated as such under, and any other substance that could reasonably be expect to result in liability pursuant to, any Environmental Law, including any petroleum or petroleum-containing products, asbestos, asbestos containing materials, urea-formaldehyde insulation, radioactivity, polychlorinated biphenyls, and toxic molds.

“Merger Consideration Closing Value” means the product of (x) the Exchange Ratio and (y) the Parent Measurement Price.

“Nasdaq” means The Nasdaq Global Select Market.

“Non-U.S. Company Benefit Plan” means a Company Benefit Plan that is not subject exclusively to United States Law.

“NYSE” means The New York Stock Exchange.

“Order” means any order, writ, injunction, decree, judgment, award, injunction, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by the Company or the Company Subsidiaries, including the Registered IP.

“Parent Board” means the Board of Directors of Parent.

“Parent Common Stock” means Parent’s shares of common stock, par value $0.001 per share.

“Parent Material Adverse Effect” means any event, change, condition, occurrence or effect that, individually or in the aggregate with all other events, changes, conditions, occurrences or effects, (x) has had or would reasonably be expected to have a material adverse effect on the assets, business, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole or (y) that prevents or materially delays or materially impairs, or that would reasonably be expected to prevent, materially delay or materially impair, Parent’s and Merger Sub’s ability to perform their obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis by the Outside Date, provided that in determining whether a Parent Material Adverse Effect has occurred pursuant to clause (x) above, there shall be excluded any effect resulting from: (i) changes in general economic or political conditions or financial, credit or securities markets in general (including changes in interest or exchange rates); (ii) changes in applicable Laws or changes in GAAP; (iii) acts of war, armed hostilities, sabotage, terrorism or natural disasters; (iv) the negotiation or announcement of this Agreement (including the impact thereon on Parent’s relationships with customers, vendors, lenders or employees); (v) any changes in the credit rating of Parent, the market price or trading volume of shares of Parent Common Stock or any failure by Parent to meet internal or published projections, forecasts or revenue or earnings predictions for any period, it being understood that any underlying event causing such changes or failures in whole or in part may be taken into account in determining whether a Parent Material Adverse Effect has occurred; (vi) any litigation by holders of Parent Common Stock arising from allegations of a breach of fiduciary duty relating to this Agreement or the transactions contemplated hereby, (vii) any suspension of trading generally on Nasdaq; or (viii) any action or inaction by Parent or Parent Subsidiaries expressly required by this Agreement (other than pursuant to Section 5.2(a)), or action taken or not taken by Parent or Parent Subsidiaries upon the written request of the Company; provided that in each case of clauses (i), (ii) or (iii) or (vii), such events, changes, conditions, occurrences or effects shall be taken into account to the extent they have a materially and disproportionately adverse impact on Parent and the Parent Subsidiaries relative to other companies in the industry in which Parent and the Parent Subsidiaries operate. With respect to references to Parent Material Adverse Effect in the representations and warranties set forth in Section 4.4, the exceptions in clause (iv) above shall not apply.

“Parent Measurement Price” means an amount equal to the average of the volume weighted average price per share, rounded to four decimal places (with amounts 0.00005 and above rounded up), of Parent Common Stock on Nasdaq (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) for the five consecutive trading day period that ends on the second complete trading day ending immediately prior to the Closing Date (for the avoidance of doubt, such second complete trading day shall be included in the five consecutive trading day period).

“Parent Preferred Stock” means preferred stock, par value $0.001 per share, of Parent.

“Parent SEC Financial Statements” means the consolidated financial statements of Parent included in the Parent SEC Documents (including, in each case, any notes or schedules thereto).

“Parent Stock Incentive Plans” means the Sirius XM Holdings Inc. 2015 Long-Term Stock Incentive Plan, the Sirius XM Radio Inc. 2009 Long-Term Stock Incentive Plan, the Sirius Satellite Radio 2007 Stock Incentive Plan, the Amended and Restated Sirius Satellite Radio 2003 Long-Term Stock Incentive Plan and the XM Satellite Radio Holdings Inc. 1998 Shares Award Plan, in each case as it may be amended from time to time.

“Parent Stock Issuance” means the issuance of shares of Parent Common Stock as part of the Merger Consideration.

“Parent Subsidiary” means a Subsidiary of Parent.

“Permit” means any governmental license, permit, certificate, approval or authorization.

“Permitted Lien” means (i) any Lien for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens, including statutory liens, in each case incurred in the ordinary course of business to secure claims which are not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) statutory landlords’ Liens and Liens granted to landlords under any lease, (v) any purchase money security interests, equipment leases or similar financing arrangements, and (vi) Liens created under or in connection with the Credit Agreement.

“Person” means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof, and for the avoidance of doubt shall include any “group” (as set forth in Section 13(d)(3) of the Exchange Act) of Persons.

“Privacy Policy” means any Company policy or agreement relating to (i) privacy, (ii) Private Data or (ii) the security or integrity of any IT Assets.

“Private Data” means any personal, personally identifiable, financial, sensitive or regulated information (including credit or debt card information, bank account information or user names and passwords).

“Proceeding” means any suit, action, proceeding, arbitration, mediation, audit, hearing, or inquiry commenced, brought, conducted or heard by or before any Governmental Entity.

“Proxy Statement” means the Company’s proxy statement to be sent to the stockholders of the Company relating to the Company Stockholders Meeting (together with any amendments or supplements thereto).

“Representatives” means, with respect to any Person, such Person’s officers, agents, employees, consultants, professional advisers (including attorneys, accountants and financial advisors) and debt financing sources.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the related rules and regulations promulgated thereunder.

“Specified Persons” means the Persons set forth on Section 8.16(c) of the Parent Disclosure Letter.

“Subsidiary” means, with respect to any Person, any other corporation, partnership, joint venture, limited liability company or any other entity (i) of which such first Person or a Subsidiary of such first Person is a general partner or managing member or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or Persons performing similar functions with respect to such entity is directly or indirectly owned or controlled by such first Person and/or one or more Subsidiaries thereof.

“Takeover Law” means any state “business combination,” “affiliated transaction,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Law.

“Taxes” means any and all federal, state, local, foreign or other taxes, charges, fees, levies, or other similar assessments (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including any income, franchises, windfall or other profits, gross receipts, property, capital, sales, use, transfer, registration, property, inventory, license, capital stock, payroll, employment, unemployment, social security, workers’ compensation, severance, stamp, customs, duties, occupation, premium or net worth, excise, withholding, ad valorem, value added, estimated or other tax of any kind.

“Tax Return” means any report, return, document, declaration or other information or filing that is filed or required to be filed with a Governmental Entity with respect to Taxes (whether or not a payment is required to be made with respect to such filing), including, without limitation, information returns, declarations of estimated Taxes, amended returns or claims for refunds (and any attachments thereto).

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 and any similar “mass layoff” or “plant closing” Laws, or other Laws requiring advance notice of termination of employment and/or payments to affected employees.

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be duly executed, all as of the date first written above.

SIRIUS XM HOLDINGS INC.

By:	/s/ Patrick L. Donnelly
Name:	Patrick L. Donnelly
Title:	Executive Vice President, General Counsel and Secretary

WHITE OAKS ACQUISITION CORP.

By:	/s/ Patrick L. Donnelly
Name:	Patrick L. Donnelly
Title:	Vice President and Secretary

PANDORA MEDIA, INC.

By:	/s/ Roger Lynch
Name:	Roger Lynch
Title:	President & Chief Executive Officer

ANNEX A

Form of Certificate of Incorporation of the Surviving Corporation

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

PANDORA MEDIA, INC.

FIRST: The name of the corporation (which is hereinafter referred to as the “Corporation”) is Pandora Media, Inc.

SECOND: The address of the registered office of the Corporation in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”), as from time to time amended.

FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is 1,000, all of which shares shall be Common Stock having a par value per share of $0.01.

FIFTH: In furtherance and not in limitation of the powers conferred by law, subject to any limitations contained elsewhere in this certificate of incorporation, bylaws of the Corporation may be adopted, amended or repealed by a majority of the board of directors of the Corporation. Election of directors need not be by written ballot.

SIXTH:

(A) Limited Liability. A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law.

(B) Right to Indemnification.

1. Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this Article VI shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this Article VI shall be a contract right.

2. The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

(C) Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

(D) Nonexclusivity of Rights. The rights and authority conferred in this Article VI shall not be exclusive of any other right that any person may otherwise have or hereafter acquire.

(E) Preservation of Rights. Neither the amendment nor repeal of this Article VI, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

SEVENTH: The Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware Law, or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Article VII.

ANNEX B

Form of Bylaws of Surviving Corporation

PANDORA MEDIA, INC.

BYLAWS

ADOPTED [●], 2018

ARTICLE I

MEETINGS OF STOCKHOLDERS

Section 1. Place of Meeting and Notice. Meetings of the stockholders of the Corporation shall be held at such place either within or without the State of Delaware as the Board of Directors may determine.

Section 2. Annual and Special Meetings. Annual meetings of stockholders shall be held, at a date, time and place fixed by the Board of Directors and stated in the notice of meeting, to elect a Board of Directors and to transact such other business as may properly come before the meeting. Special meetings of the stockholders may be called by the President for any purpose and shall be called by the President or Secretary if directed by the Board of Directors.

Section 3. Notice. Except as otherwise provided by law, at least 10 and not more than 60 days before each meeting of stockholders, written notice of the time, date and place of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given to each stockholder.

Section 4. Quorum. At any meeting of stockholders, the holders of record, present in person or by proxy, of a majority of the Corporation’s issued and outstanding capital stock shall constitute a quorum for the transaction of business, except as otherwise provided by law. In the absence of a quorum, any officer entitled to preside at or to act as secretary of the meeting shall have power to adjourn the meeting from time to time until a quorum is present.

Section 5. Voting. Except as otherwise provided by law, all matters submitted to a meeting of stockholders shall be decided by affirmative vote of a majority of the Corporation’s issued and outstanding capital stock present in person or by proxy.

ARTICLE II

DIRECTORS

Section 1. Number, Election and Removal of Directors. The number of Directors that shall constitute the Board of Directors shall not be less than one or more than fifteen. The number of Directors shall be determined by the Board of Directors or the stockholders. The Directors shall be elected by the stockholders at their annual meeting. Vacancies and newly created directorships resulting from any increase in the number of Directors may be filled by a majority of the Directors then in office, although less than a quorum, or by the sole remaining Director or by the stockholders. A Director may be removed with or without cause by the stockholders.

Section 2. Meetings. Regular meetings of the Board of Directors shall be held at such times and places as may from time to time be fixed by the Board of Directors or as may be specified in a notice of meeting.

Section 3. Quorum. One-third of the total number of authorized Director seats shall constitute a quorum for the transaction of business. If a quorum is not present at any meeting of the Board of Directors, the Directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until such a quorum is present. Except as otherwise provided by law, the Certificate of Incorporation of the Corporation or these Bylaws, the act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors.

Section 4. Committees. The Board of Directors may, by resolution adopted by a majority of the whole Board, designate one or more committees, including, without limitation, an Executive Committee, to have and exercise such power and authority as the Board of Directors shall specify. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another Director to act as the absent or disqualified member.

ARTICLE III

OFFICERS

The officers of the Corporation shall consist of a President and a Secretary, and such other additional officers with such titles as the Board of Directors shall determine, all of which shall be chosen by and shall serve at the pleasure of the Board of Directors. Such officers shall have the usual powers and shall perform all the usual duties incident to their respective offices. All officers shall be subject to the supervision and direction of the Board of Directors. The authority, duties or responsibilities of any officer of the Corporation may be suspended by the President with or without cause. Any officer elected or appointed by the Board of Directors may be removed by the Board of Directors with or without cause.

ARTICLE IV

GENERAL PROVISIONS

Section 1. Notices. Whenever any statute, the Certificate of Incorporation or these Bylaws require notice to be given to any Director or stockholder, such notice may be given in writing by mail, addressed to such Director or stockholder at his address as it appears in the records of the Corporation, with postage thereon prepaid. Such notice shall be deemed to have been given when it is deposited in the United States mail. Notice to Directors may also be given by email.

Section 2. Certificates. The shares of the Corporation shall be uncertificated, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be certificated shares. Every holder of stock represented by certificates shall be entitled to have a certificate signed by or in the name of the Corporation by duly authorized officers of the Corporation certifying the number of shares owned by such holder in the Corporation. Any of or all the signatures on the certificate may be a facsimile. In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 3. Fiscal Year. The fiscal year of the Corporation shall be fixed by the Board of Directors.

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